ANNUAL INFORMATION FORM

For the financial year ended December 31, 2022

Dated March 31, 2023

TABLE OF CONTENTS
(continued)

PRELIMINARY INFORMATION

Date of Information

All information in this annual information form ("AIF") is as at December 31, 2022, unless otherwise indicated.

Incorporation by Reference of Documents

The following documents are incorporated by reference into, and form part of, this AIF:

(a) the consolidated financial statements (the "Annual Financial Statements") of Loncor Gold Inc. ("Loncor" or the "Company") as at and for the year ended December 31, 2022, together with the auditors' report thereon dated March 31, 2023;

(b) the Company's management's discussion and analysis (the "Annual MD&A") for the year ended December 31, 2022; and

(c) the technical report of New SENET (Pty) Ltd and Minecon Resources and Services Limited dated December 15, 2021 and entitled "NI 43-101 Preliminary Economic Assessment of the Adumbi Deposit in the Democratic Republic of the Congo".

A copy of these documents can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any statement contained in a document incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein.  Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

Cautionary Statement Regarding Forward-Looking Statements

This AIF and the documents incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements").  Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies.  All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Loncor believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, estimated project economics, project opportunities, mineral resource estimates, potential underground mineral resources, potential mineralization, potential gold discoveries, drill targets, potential mineral resource increases, exploration results, and future exploration and development plans) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Adumbi Preliminary Economic Assessment; the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations; the possibility that drilling or development programs will be delayed; uncertainties relating to the availability and costs of financing in the future; activities of the Company may be adversely impacted by the continued spread of "COVID-19" (as defined below), including the ability of the Company to secure additional financing; risks related to the exploration stage of the Company's properties; failure to establish estimated mineral resources; fluctuations in gold prices and currency exchange rates; inflation; rules adopted by the U.S. Securities and Exchange Commission that may affect mining operations in the Democratic Republic of the Congo; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this AIF.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource figures referred to in this AIF are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the resource estimates included in this AIF are well established, by their nature, resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances.  Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

Statements concerning actual mineral resource estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Cautionary Note to U.S. Readers

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates and other scientific and technical information concerning Loncor's mineral properties contained in this AIF have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission (the "SEC"), and resource information and other scientific and technical information concerning Loncor's mineral properties contained in this AIF may not be comparable to similar information disclosed by U.S. companies.

U.S. investors are urged to consider closely all of the disclosure in the Company's Form 20-F Annual Report (File No. 001- 35124) and other reports filed pursuant to the United States Securities Exchange Act of 1934, as amended, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Non-GAAP Measures

This AIF includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including cash costs and AISC (All-in Sustaining-Costs) per payable ounce of gold sold, and project net cash (which are therefor non-GAAP financial measures).  Total cash costs includes all on-site mining costs, processing costs, mine level G&A, refining and royalties.  AISC includes all mining costs, processing costs, mine level G&A, royalties, refining, sustaining capital and closure costs.  Project net cash is cash revenues less selling costs, less all mining costs, processing costs, mine level G&A, and royalties.  Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate performance.  The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Currency

Unless stated otherwise or the context otherwise requires, all references in this AIF to "US$" are to United States dollars and all references in this AIF to "Cdn$" are to Canadian dollars.  For United States dollars to Canadian dollars, based on exchange rates published by the Bank of Canada, the average exchange rate for 2022 and the exchange rate at December 30, 2022 were one United States dollar per $1.3013 and $1.3544 Canadian dollars, respectively.  For reporting purposes, the Company prepares its financial statements in United States dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

ITEM 1:  CORPORATE STRUCTURE

1.1 Name, Address and Incorporation

The head office and registered office of the Company is located at 4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada.  The telephone number of such office is (416) 361-2510.  The Company is a corporation which was formed under the Ontario Business Corporations Act on August 24, 1993 by articles of amalgamation.  The name of the Company upon amalgamation was Taylor Rand Incorporated.  On June 25, 1996, pursuant to the filing of articles of amendment, the Company changed its name from Taylor Rand Incorporated to Sheridan Reserve Incorporated and consolidated its outstanding common shares.  Articles of amendment were filed by the Company on January 28, 1997 to consolidate its outstanding series of preference shares.  The Company changed its name from Sheridan Reserve Incorporated to Nevadabobs.com Inc. on August 4, 2000 pursuant to the filing of articles of amendment.  The Company changed its name from Nevadabobs.com Inc. to Nevada Bob's International Inc. on August 24, 2001 pursuant to articles of amendment.  Articles of amendment were filed by the Company on May 6, 2002 to consolidate its outstanding common shares.  Articles of amendment were filed by the Company on April 30, 2003 to create a series of preference shares.  On November 28, 2008, immediately following the acquisition by the Company of "Old Loncor" (as defined below), the Company filed articles of amalgamation which amalgamated the Company with Old Loncor and changed the Company's name from Nevada Bob's International Inc. to Loncor Resources Inc.  Pursuant to articles of amendment dated September 19, 2019, the Company consolidated its outstanding common shares on a two to one basis.  All amounts in this AIF have been adjusted to reflect this share consolidation.  The Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. on June 7, 2021 pursuant to articles of amendment.

1.2 Intercorporate Relationships

The following chart illustrates the relationship between Loncor and its significant subsidiaries.  The jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned, or controlled or directed, directly or indirectly, by Loncor, is shown in brackets in the last line of each of the boxes of the chart.

LONCOR GOLD INC.
(Ontario, Canada)
Loncor Kilo Inc.
(Ontario, Canada)
(100%)
Loncor Resources Congo SARL
(DRC)
(100%)
Adumbi Mining S.A.
(DRC)
(84.68%)
Kilo Isiro Atlantic Ltd
(BVI)
(100%)
Devon Resources SARL
(DRC)
(100%)
Navarro Resources SARL
(DRC)
(100%)
Isiro (Jersey) Limited
(Jersey)
(100%)
KGL Isiro SARL
(DRC)
(100%)

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

General Development of the Business

On November 28, 2008, the Company completed the acquisition (the "Acquisition") of all of the outstanding shares of the private company, Loncor Resources Inc. ("Old Loncor").  Also on November 28, 2008, immediately following this acquisition, the Company amalgamated with Old Loncor and, pursuant to the amalgamation, changed its name from Nevada Bob's International Inc. to Loncor Resources Inc.  As a result of this acquisition, the business of the Company is the exploration of mineral properties in the DRC.

In September 2009, the Company completed a non-brokered private placement of 1,500,000 common shares at a price of Cdn$1.50 per share for proceeds to the Company of Cdn$2,250,000.

In October 2009, the Company announced the appointment of Peter Cowley as President and Chief Executive Officer of the Company.  Mr. Cowley was also appointed to the board of directors of the Company.  Arnold Kondrat was appointed Executive Vice President of the Company and relinquished the title of Chairman of the Board of the Company.  In connection with Mr. Cowley's appointment as a director of the Company, Geoffrey Farr stepped down as a director of the Company but remains Corporate Secretary of the Company.

In February 2010, the Company completed a brokered private placement financing involving the issuance of 4,083,250 units of the Company at a price of Cdn$2.50 per unit for aggregate gross proceeds of Cdn$10,208,125.  Each such unit was comprised of one common share of the Company and one-half of one common share purchase warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$2.90 for a period of 24 months.  GMP Securities L.P. as lead agent, together with CI Capital Markets Inc. and Salman Partners Inc., acted as the Company's agents in connection with this financing.

Also in February 2010, the Company completed a non-brokered private placement financing involving the issuance to an affiliate ("Newmont") of Newmont Mining Corporation of 2,000,000 units of the Company at a price of Cdn$2.50 per unit for aggregate gross proceeds of Cdn$5,000,000.  The units issued under this financing had the same terms as the units issued under the February 2010 brokered private placement.  In December 2010, Newmont exercised the 1,000,000 warrants that it had acquired under the said February 2010 non-brokered private placement, resulting in the issuance by the Company to Newmont of 1,000,000 common shares of the Company at a price of Cdn$2.90 per share for gross proceeds to the Company of Cdn$2,900,000.

The Company established the main Ngayu exploration camp in early 2010 at the Yindi prospect, located in the southwest corner of the Ngayu gold project area.

In June 2010, the Company announced initial assay results from the Makapela prospect at the Company's Ngayu gold project.  A core drilling program at Makapela commenced in November 2010 with the objective of testing along strike and at depth the sub vertical, vein mineralized system being exploited by the artisanal miners at the Main, North and Sele Sele pits which returned significant results from channel sampling.  Drill results at Makapela were announced by the Company via a number of press releases in 2011 and 2012.

Exploration at the Itali prospect at the Company's Ngayu gold project commenced during the third quarter of 2010.  The Itali prospect is located about 10 kilometres south of Makapela.  In January 2012, the Company announced the results of its first drill hole at the Itali prospect.  Additional drill results at the Itali prospect were announced by the Company in October 2012.

In December 2010, the Company completed a non-brokered private placement with Newmont involving the issuance by the Company to Newmont of 1,000,000 units of the Company at a price of Cdn$3.90 per unit for aggregate gross proceeds of Cdn$3,900,000.  Each such unit was comprised of one common share of the Company and one-half of one common share purchase warrant of the Company.  Each full warrant was exercisable into one additional common share of the Company at a price of Cdn$4.60 until December 2012 (these warrants expired in December 2012 without being exercised).

In February 2011, the Company and Newmont entered into a technology consultation services agreement pursuant to which Newmont agreed to make available to Loncor, at Loncor's reasonable request, exploration consultation services to assist Loncor in the exploration of Loncor's Ngayu gold project.

Also in February 2011, the Company completed concurrent brokered and non-brokered private placement equity financings.  Pursuant to a "bought deal" private placement financing conducted by a syndicate of investment dealers, the Company issued 4,250,000 common shares of the Company at a price of Cdn$4.70 per share, resulting in aggregate gross proceeds of Cdn$19,975,000.  The Company also issued, by way of non-brokered private placement, to Newmont, 850,000 common shares of the Company at a price of Cdn$4.70 per share for aggregate proceeds of Cdn$3,995,000.

In April 2011, the Company's common shares commenced trading on the NYSE American LLC (formerly called NYSE Amex LLC).  The Company retained its primary listing on the TSX Venture Exchange.

In December 2011, the Company announced the results of the regional assessment of its Ngayu gold project.  The targets were outlined by assessing the results of two regional BLEG (Bulk Leach Extractable Gold) geochemical surveys conducted during 2011 as part of the technology consultation services agreement between Loncor and Newmont.  In accordance with this agreement, Loncor was able to utilize advanced exploration assessment techniques developed by Newmont.  As part of this evaluation program, the BLEG results were assessed in conjunction with a detailed geophysical magnetic interpretation of the Ngayu Greenstone belt also undertaken by senior Newmont geophysicists to define the target areas.  The initial BLEG survey commenced in March 2011 and comprised the collection of 418 stream sediment samples, at an average sample density of one sample per 10 square kilometres.  A second round of infill BLEG sampling was undertaken in September 2011 consisting of 185 samples at an average sample density of one sample per four square kilometres.  Samples were sent to Newmont's proprietary geochemical laboratory in Perth, Australia for preparation and analysis.  From these results, six high priority targets were delineated together with seven medium priority targets for follow up.

In January 2012, the Company announced initial bottle roll metallurgical testwork results for the Makapela prospect at the Company's Ngayu gold project.  Bottle roll is a preliminary metallurgical test to determine how much and how easily gold may be liberated from an ore using cyanide.

In May 2012, the Company announced a maiden mineral resource estimate for the Company's Makapela prospect, of 4.10 million tonnes grading 7.59 g/t Au (using a 2.75 g/t Au cut-off) for an inferred mineral resource of 1.0 million ounces of gold.  The Company also announced that this mineral resource was outlined down to a maximum vertical depth 500 metres below surface with gold mineralization open at depth.

In June 2012, the Company announced an exploration update on its regional target follow-up at its Ngayu gold project, reporting that initial groundwork on the priority regional targets has delineated significant mineralized gold trends at Nagasa (4.5 kilometres), Matete (2.0 kilometres) and Mondarabe (1.5 kilometres) in the Imva Fold area.  The Company also reported that it had commenced a preliminary economic assessment of the Makapela prospect.

In October 2012, the Company completed two financings concurrently, raising total gross proceeds of Cdn$14,799,750.  The first financing involved the issuance of 4,622,500 common shares of the Company at a price of Cdn$2.10 per share for aggregate gross proceeds of Cdn$9,707,250.  This offering was conducted by a syndicate of investment dealers and was made by way of a short form prospectus filed with securities regulatory authorities in all of the provinces of Canada (other than Québec).  The said shares were also offered on a private placement basis in certain jurisdictions outside of Canada.  The second financing involved a non-brokered private placement to Newmont of 2,425,000 common shares of the Company at a price of Cdn$2.10 per share for aggregate gross proceeds of Cdn$5,092,500.  As of the date of this AIF, Newmont holds 7,275,000 (representing 4.9%) of the outstanding common shares of the Company.

In April 2013, the Company announced updated mineral resource estimates for the Company's Makapela prospect, of an indicated mineral resource of 0.61 million ounces of gold (2.20 million tonnes grading at 8.66 g/t Au) and an inferred mineral resource of 0.55 million ounces of gold (3.22 million tonnes grading at 5.30 g/t Au).

In April 2013, the Company announced results of IP surveys at the Company's Nagasa prospect at the Ngayu project, which surveys identified three well-defined, open-ended anomalous zones.  The Company had acquired IP equipment in January 2013 with the objectives of: (a) locating potentially mineralized zones in areas covered by transported overburden where soil geochemistry is problematic, such as at Nagasa, and (b) testing for "blind" ore bodies where mineralization does not reach surface.

The Company's common shares began trading on the Toronto Stock Exchange effective April 26, 2013 and were delisted from the TSX Venture Exchange at the same time.

In July 2013, the Company updated exploration activities at its Ngayu project including announcing drilling results.  The Company also reported that, as a result of the sharp decrease in the gold price, the Company would be reducing its exploration effort and overhead costs until market conditions improve.  The Company further reported that, in terms of the Makapela preliminary economic assessment, due to the sharply lower gold price, it was decided to not incur any further expenditure on the study until the gold market improves.

As a result of the sharp decline in gold prices in 2013 and the difficult financing prospects for gold exploration companies in general and the Company in particular, the Company substantially reduced exploration efforts at its projects in order to conserve cash.  From the end of September 2013 until the joint venture agreement signed with Randgold in January 2016, the Company undertook mainly assessment of exploration work undertaken earlier in 2013 at Ngayu and selecting prospects at Ngayu requiring further investigation.  In addition, new historical data was obtained for the North Kivu project in order to select target areas for follow up.

In April 2014, Loncor voluntarily delisted from the NYSE American LLC.

In February 2015, Peter Cowley stepped down from his roles as President and Chief Executive Officer of the Company for personal reasons.  Mr. Cowley agreed to provide advisory services to Loncor.  Arnold T. Kondrat ("Kondrat"), Founder and a director of the Company and who at the time was Executive Vice President of the Company, was appointed President and Chief Executive Officer of the Company.

In February 2015, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.12 per share for gross proceeds of Cdn$480,000.  In March 2015, the Company closed a non-brokered private placement of 750,000 common shares of the Company at a price of Cdn$0.24 per share for gross proceeds of Cdn$180,000.

In January 2016, Loncor's subsidiary, Loncor Resources Congo SARL ("Loncor Subco"), entered into a joint venture agreement (the "Agreement") with Randgold Resources (DRC) Limited ("Randgold").  The Agreement provided for a joint venture (the "Loncor Congo Joint Venture") between Loncor Subco and Randgold covering all of the exploration permit areas comprising at the time of the Agreement Loncor's Ngayu project, other than certain parcels of land surrounding and including the Makapela and Yindi prospects which were retained by Loncor Subco and didnot form part of the Loncor Congo Joint Venture.  Randgold had certain preemptive rights over these two areas.  Under the Agreement, Randgold managed and funded all exploration of the said permit areas until the completion of a prefeasibility study on any gold discovery meeting the investment criteria of Randgold.  Once the Loncor Congo Joint Venture had determined to move ahead with a full feasibility study, a special purpose vehicle ("SPV") would be created to hold the specific discovery areas.  Subject to the DRC's free carried interest requirements, Randgold would retain 65% of the SPV with Loncor Subco holding the balance of 35%.  Loncor Subco would be required, from that point forward, to fund its pro-rata share of the SPV in order to maintain its 35% interest or be diluted.

In February 2016, the Company closed a non-brokered private placement of 33,500,000 common shares of the Company at a price of Cdn$0.03 per share for gross proceeds of Cdn$1,005,000.  Kondrat acquired 30,000,000 of the common shares issued under this private placement.

In April 2016, the Company announced that its joint venture partner, Randgold, would commence a regional helicopter-borne VTEM B-Field, Horizontal Magnetic Gradiometer geophysical survey (the "JV Survey") over Loncor's Ngayu project.  The JV Survey flight path design was north-south orientated lines at 400 meter spacing for a total of approximately 10,000 line kilometres, of which 4,200 line kilometers would be flown over the Ngayu project.

In June 2016, the Company closed a non-brokered private placement of 875,000 units of the Company at a price of Cdn$0.24 per unit for gross proceeds of Cdn$210,000.  Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.36 for a period of two years.

In January 2017, the Company announced preliminary results of the JV Survey undertaken by Randgold under the Loncor Congo Joint Venture.  The JV Survey was performed by Geotech Airborne Limited.

In February 2017, the Company closed a non-brokered private placement of 2,000,000 units of the Company at a price of Cdn$0.24 per unit for gross proceeds of Cdn$480,000.  Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.36 for a period of two years.  Also in February 2017, the Company closed a second non-brokered private placement of 750,000 units of the Company at a price of Cdn$0.26 per unit for gross proceeds of Cdn$195,000.  Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.36 for a period of two years.

In May 2017, the Company announced that Randgold had commenced exploration ground work on priority targets resulting from the JV Survey undertaken by Randgold as part of the Loncor Congo Joint Venture.

On June 19, 2018, the Company closed a non-brokered private placement of 850,000 common shares of the Company at a price of Cdn$0.20 per share for gross proceeds of Cdn$170,000.  Kondrat purchased 350,000 of the shares issued under this financing.

On June 26, 2018, private placement and share swap transactions (the "Transactions") were completed with Resolute Mining Limited ("Resolute").  Pursuant to the private placement Transaction, the Company issued 13,000,000 common shares to Resolute at a price of Cdn$0.20 per share for gross proceeds of Cdn$2,600,000.  Also pursuant to the terms of the private placement Transaction, (a) for as long as Resolute holds at least 20% of the Company's issued and outstanding shares, Resolute will be entitled to designate a nominee to serve on the Company's board of directors, and (b) subject to the rules of the Toronto Stock Exchange, Resolute has been granted a pre-emptive right to maintain its pro rata equity ownership interest in Loncor following the completion by Loncor of any proposed equity offering.  Pursuant to the share swap Transaction, Resolute purchased 12,500,000 common shares of Loncor held by Kondrat in exchange for the issuance on or before July 16, 2018 by Resolute to Kondrat of Cdn$2,500,000 worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares).

Also in June 2018, Loncor Subco acquired all of the outstanding shares of Navarro Resources SARL ("Navarro") and Devon Resources SARL ("Devon"), which hold exploration permits covering ground in the Ngayu gold belt, thereby increasing Loncor's holdings in the Ngayu gold belt.  The consideration for the acquisition of Devon comprised the issuance by the Company of 500,000 common shares of the Company valued at Cdn$100,000, payment of US$75,000 in cash and payment of US$190,000 in satisfaction of an outstanding loan provided by Devon to the Company.  The purchase price for the acquisition of Navarro was US$300,000 which was paid for by the settlement of a US$300,000 loan provided by Loncor to Navarro.

In November 2018, the Company issued a press release providing an update on exploration activities undertaken by Randgold on Loncor's Ngayu project as part of the Loncor Congo Joint Venture.

In May 2019, the Company issued a press release providing an update on exploration activities undertaken by Barrick Gold Corporation (through its subsidiary, Barrick Gold (Congo) SARL) ("Barrick") (Randgold and Barrick merged at the start of 2019) on Loncor's Ngayu project as part of the Loncor Congo Joint Venture.  The Company reported that drill targets had been delineated by Barrick on a number of prospects at Ngayu and that exploration by Barrick at Ngayu in 2019 had been focused on the 30 kilometre strike Imva fold area in the west of the Ngayu belt.

In June 2019, the Company appointed Mr. Zhengquan (Philip) Chen as a director of the Company.

In September 2019, the Company implemented a consolidation of its outstanding common shares (the "Share Consolidation"), whereby all of the outstanding common shares were consolidated on the basis of one common share of the Company for every 2 (two) existing common shares.  All amounts in this AIF have been adjusted to reflect the Share Consolidation.

On September 27, 2019, the Company closed certain transactions provided for by the agreement (the "Kilo Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd, Kilo Goldmines Ltd. and Kilo Goldmines Inc. (which is now named Loncor Kilo Inc.) ("Kilo Inc.").  As a result of these transactions, Kilo Inc. is now a wholly-owned subsidiary of Loncor, such that Loncor now holds, through Kilo Inc., Kilo Inc.'s mineral projects in the DRC.  Loncor issued to Arlington Group Asset Management Limited ("Arlington") 1,000,000 common shares of the Company as consideration for the services rendered by Arlington in negotiating and successfully concluding the Kilo Agreement.  Kilo Inc.'s properties in the DRC included a 71.25% interest in the Imbo Project in northeastern DRC (this 71.25% interest was subsequently increased to 84.68% in 2020; see below) which at the time of Kilo Inc.'s acquisition by the Company contained an inferred mineral resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au).  Kilo Inc. also had a joint venture with an affiliate of Barrick Gold Corporation for gold and associated minerals in respect of the Isiro exploration permits in northeastern DRC.  The Kilo Inc. mineral properties are located in the Ngayu gold belt near Loncor's existing Ngayu properties, and therefore consolidated ground for Loncor in the belt.

In October 2019, the Company announced the appointment of Peter Cowley as President of the Company and the appointment of Minecon Resources and Services Limited as geological consultants to manage exploration and development programs at Loncor's properties within the Ngayu greenstone belt which were outside of Loncor's joint venture with Barrick.  Mr. Cowley previously served as President and Chief Executive Officer of the Company from 2009 to 2015.  Mr. Cowley was also elected a director of the Company at the annual and special meeting of shareholders of the Company held on June 26, 2020.

In November 2019, the Company issued a press release providing an update on exploration activities undertaken by Barrick on Loncor's Ngayu properties as part of the Loncor Congo Joint Venture.

In January 2020, the Company issued a press release providing an update on its activities at the Imbo Project.

In February 2020, the Company issued a press release providing an update on its exploration activities at the Imbo Project and Barrick's exploration activities under the Loncor Congo Joint Venture.

Also in February 2020, the Company closed a non-brokered private placement of 6,000,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of Cdn$2,400,000.  A total of 1,790,000 of the shares issued under this financing were purchased by certain insiders of the Company, including Kondrat who purchased 1,440,000 of the shares.

In March 2020, the Company appointed John Barker as Vice President of Business Development for Loncor.

Also in March 2020, the Company acquired an additional 5.04% interest in its subsidiary Adumbi Mining SARL ("Adumbi Holdco") pursuant to a private transaction with one of the former minority shareholders of Adumbi Holdco.  This acquisition increased Loncor's interest in Adumbi Holdco from 71.25% to 76.29% (the 71.25% interest had been acquired by the Company in September 2019 as part of the Kilo Agreement; see above).  Adumbi Holdco, which had changed its name from KGL Somituri SARL, currently holds two exploitation permits in the Ngayu greenstone belt including the Imbo Project exploitation permit.

In April 2020, Loncor announced a 49% increase in mineral resources at its Imbo Project.  Compared to the inferred mineral resources of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au) outlined in January 2014 by independent consultants Roscoe Postle Associates Inc. on three separate deposits, Adumbi, Kitenge and Manzako at Imbo, inferred mineral resources increased by 49% to 2.5 million ounces of gold (30.65 million tonnes grading 2.54 g/t Au), this increase coming from the Adumbi deposit.  This assessment was undertaken by the Company's independent geological consultants Minecon Resources and Services Limited.

In May 2020, the Company issued a press release providing an update on its exploration activities at the Imbo Project and Barrick's exploration activities under the Loncor Congo Joint Venture.

In June 2020, Loncor announced that Barrick had commenced its core drilling program on several priority gold targets within the Ngayu greenstone belt, as part of its joint venture with Loncor.

Also in June 2020, Loncor announced that it had entered into a new joint venture agreement with Barrick covering ground contiguous to the Company's Imva area within the Ngayu gold belt.  The terms of this joint venture were similar to the Loncor Congo Joint Venture with Barrick.

In August 2020, the Company completed a non-brokered private placement of 10,000,000 common shares of the Company at a price of Cdn$0.50 per share for gross proceeds of Cdn$5,000,000.  A total of 3,390,000 of the shares issued under this financing were purchased by certain insiders of the Company.

In September 2020 press releases, Loncor reported that:

- its common shares are now quoted on the Frankfurt Stock Exchange under the trading symbol LO51;

- its subsidiary, Adumbi Holdco, had been restructured as per the requirements of the OHADA (Organization for the Harmonization of Business Law in Africa) Uniform Act relating to commercial companies.  OHADA Uniform Acts provide for a system of common business laws which have been adopted by seventeen West and Central African countries, including the DRC.  The restructuring resulted in Loncor increasing its interest in Adumbi Holdco to 84.68%, minority shareholders holding 5.32% and the DRC 10%.  The DRC was allocated 10% in accordance with the requirements of the new DRC Mining Code enacted in 2018.  Also as a result of the restructuring, Adumbi Holdco now operates as "Adumbi Mining S.A." rather than Adumbi Mining SARL;

- recent exploration results had outlined a number of significant, undrilled mineralised trends at the Imbo Project.  The focus of exploration by Loncor during 2020 was along trend in the southeast of the Imbo Project from the Adumbi, Kitenge and Manzako deposits previously delineated in the northwest of the 122 square kilometre Imbo Project area.

In October 2020, the Company announced that drilling had commenced at the Imbo Project, with the objective of the drilling program being to outline additional mineral resources to the then current 2.5 million ounces (inferred mineral resources of 30.65 million tonnes grading 2.54 g/t Au) at the Adumbi, Kitenge and Manzako deposits.

In a November 11, 2020 press release, Loncor announced that it has entered into two new agreements with its then joint venture partner, Barrick.  The ground covered by these agreements included a number of exploration targets already outlined by Barrick.  Total acreage under the various Barrick/Loncor joint ventures in the Ngayu gold belt in the northeast of the DRC at the time totaled approximately 2,000 square kilometres as a result of these new agreements.

In a November 23, 2020 press release, the Company provided an update on Barrick's exploration activities under the Loncor/Barrick joint ventures.

On February 12, 2021, the Company closed a non-brokered private placement financing involving the issue of 11,500,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of Cdn$5,750,000.  Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the said units.  A total of 1,400,000 of the units were purchased by certain insiders of the Company.

On February 24, 2021, Loncor announced that geological mapping, soil geochemical, rock chips and channel sampling of old colonial trenches and artisanal workings had outlined four significant mineralised trends - Esio Wapi, Museveni, Mungo Iko and Paradis - approximately 8 to 10 kilometres southeast of the Adumbi deposit.  The focus of greenfields exploration by Loncor is at Imbo East, along trend to the southeast from the Adumbi, Kitenge and Manzako deposits previously delineated in the northwest of the 122 square kilometre project area.

In press releases issued from November 2020 to November 2021, the Company announced drilling results from its drilling program at its Adumbi deposit.

In April 2021, the Company announced a 44% increase in mineral resources at its Adumbi deposit in the Imbo Project.  Compared to the inferred mineral resource of 2.19 million ounces of gold (28.97 million tonnes grading 2.35 g/t Au) outlined in April 2020, further drilling increased the Adumbi inferred mineral resource by 44% to 3.15 million ounces of gold (41.316 million tonnes grading 2.37 g/t Au), constrained within a US$1,500 open pit shell.  This mineral resource assessment was undertaken by the Company's independent geological consultants Minecon Resources and Services Limited.

In May 2021, the Company announced that Barrick informed Loncor that it will not be continuing exploration on the Loncor/Barrick joint venture ground.

In June 2021, the Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. to better brand Loncor's business as a gold exploration company.

In July 2021, the Company closed a non-brokered private placement of 7,850,000 units of the Company at a price of Cdn$0.70 per unit for gross proceeds of Cdn$5,495,000.  Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.95 for a period of 12 months following the closing date of the issuance of the said units.

In September 2021, the Company announced the appointment of Mr. John Barker as Chief Executive Officer ("CEO") of Loncor.  Mr. Barker, who was Vice President of Business Development of Loncor prior to his appointment as CEO, has 17 years' experience as a leading mining equity analyst including a period as Chairman of The Association of UK Mining Analysts.  Arnold Kondrat, Founder of Loncor and previous CEO, was appointed as the Company's Executive Chairman of the Board.

In November 2021, the Company announced an increase and upgrade in mineral resources at its Adumbi deposit in the Imbo Project.  Compared to the inferred mineral resource of 3.15 million ounces of gold (41.316 million tonnes grading 2.37 g/t Au) outlined in April 2021, the additional drilling information and the increased gold price used, contributed significantly to the increased mineral resources of the Adumbi deposit with improved confidence to 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold) in the indicated category, and 1.78 million ounces of gold (20.828 million tonnes grading 2.65 g/t gold) in the inferred category, constrained within a US$1,600 per ounce optimized pit shell.  84.68% of these mineral resources are attributable to Loncor via its 84.68% interest in the Imbo Project.  This mineral resource assessment was undertaken by the Company's independent geological consultants Minecon Resources and Services Limited.

In December 2021, the Company announced the results of the Preliminary Economic Assessment ("PEA") for its Adumbi gold deposit.  The Adumbi PEA study was prepared for Loncor by a number of independent mining and engineering consultants led by New SENET (SENET), Johannesburg (Processing and Infrastructure) and Minecon Resources and Services Limited (Minecon), Accra (Mineral Resources, Mining and Environmental and Social) and Maelgwyn South Africa (MMSA), Johannesburg (Metallurgical test work), Knight Piésold and Senergy, Johannesburg (Power) and Epoch, Johannesburg (Tailings and Water Storage).  SENET undertook the financial and economic evaluation.  See "Loncor's Mineral Properties" below for a summary of the results of the Adumbi PEA.

In February 2022, the Company closed a non-brokered private placement of 5,650,000 units of the Company at a price of Cdn$0.55 per unit for gross proceeds of Cdn$3,107,500.  Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the said units.

In June 2022, the Company closed a non-brokered private placement financing of 6,750,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of Cdn$3,375,000.  Each such unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the said units.

In July 2022, the Company announced that it had applied for a mining permit for the potential development of the Company's Makapela gold resource.  The Company provided an update on the progress of the application in a November 2022 press release.

In a February 2023 press release, the Company provided a further update on the progress of the Company's application for a mining permit for the Makapela project.  The Company also reported in this press release that:

- In line with a number of previous announcements by the Company in 2022, discussions continue with potential strategic partners with respect to the development of Loncor's gold deposits.

- Loncor has concluded a leasing agreement with Ding Sheng Services S.A.R.L. ("Ding Sheng") that permits Ding Sheng to mine the non-strategic alluvial potential to the south of Adumbi, with a focus on the gravels bordering the Imbo River.  As consideration for the award of the lease, Ding Sheng paid Loncor a total of US$1.25 million, with Loncor receiving a further 25% of future revenue generated, after deducting US$1 million from Loncor's attributable revenues from production.

ITEM 3:  DESCRIPTION OF THE BUSINESS

General

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

In addition to the Ngayu properties, Loncor also has the North Kivu Project in the DRC, which is comprised of 46 exploration permits owned or controlled by Loncor, covering an area of approximately 13,000 square kilometres in North Kivu province located west of the city of Butembo.  All of the 46 North Kivu exploration permits are currently under force majeure due to the poor security situation in much of the North Kivu province.

Additional information with respect to the Company's projects can be found below under "Loncor's Mineral Properties".

Exploration Permits and Exploitation Permits under DRC Mining Law

Loncor holds or controls a number of exploration and exploitation permits covering ground in the DRC with respect to its exploration projects.  Under DRC mining law, an exploration permit entitles the holder thereof to the exclusive right, within the perimeter over which it is granted and for the term of its validity, to carry out mineral exploration work for mineral substances, substances for which the licence is granted and associated substances if an extension of the permit is obtained.  However, the holder of an exploration permit cannot commence work on the property without obtaining approval in advance of its mitigation and rehabilitation plan.  An exploration permit also entitles its holder to the right to obtain an exploitation permit for all or part of the mineral substances and associated substances, if applicable, to which the exploration permit or any extension thereto applies if the holder discovers a deposit which can be economically exploited.

Under DRC mining law, an exploitation permit (the Company's Adumbi deposit is covered by an exploitation permit - see "Loncor's Mineral Properties" below for additional information in respect of Adumbi) entitles the holder thereof to the exclusive right to carry out, within the perimeter over which it is granted and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral substances for which the permit has been granted and associated substances if the holder has obtained an extension of the permit.  In addition, an exploitation permit entitles the holder to: (a) enter the exploitation perimeter to conduct mining operations; (b) build the installations and infrastructures required for mining exploitation; (c) use the water and wood within the mining perimeter for the requirements of the mining exploitation, provided that the requirements set forth in the environmental impact study and the environmental management plan of the project are complied with; (d) use, transport and freely sell the holder's products originating from within the exploitation perimeter; (e) proceed with concentration, metallurgical or technical treatment operations, as well as the transformation of the mineral substances extracted from the exploitation perimeter; and (f) proceed to carry out works to extend the mine.  Without an exploitation permit, the holder of an exploration permit may not conduct exploitation work on the perimeter covered by the exploration permit.  So long as a perimeter is covered by an exploitation permit, no other application for a mining or quarry right for all or part of the same perimeter can be processed.

Specialized Skill and Knowledge

Management of the Company is comprised of a team of individuals who have extensive expertise and experience in the mineral exploration industry (including, in particular, extensive expertise and experience in operating mineral exploration programs in the DRC) and exploration finance and are complemented by an experienced board of directors.  See Item 10 of this AIF, "Directors and Officers".

Competitive Conditions

The Company competes with other mineral exploration and mining companies for mineral properties, joint venture partners, equipment and supplies, qualified personnel and exploration and development capital.  See Item 5 of this AIF, "Risk Factors".

Environmental Protection

The current and future operations of the Company are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, greenhouse gas emissions, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters.  Specifically, the Company's projects are subject to an array of applicable norms, standards, laws and regulations.  The Company holds all necessary licenses, permits and registrations, including environmental licenses and water permits, to carry out its planned current exploration activities at its projects.

Compliance with applicable environmental laws and regulations increases costs and may cause delays in planning, designing, drilling and developing the Company's projects.  The Company attempts to diligently apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process, however it is often impossible to anticipate and mitigate all administrative delays.

Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2022, December 31, 2021 and December 31, 2020, providing a breakdown of these employees by location/project:

Location/Project	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2020

Loncor office, Toronto, Canada	5	5	4

Loncor office in Beni, DRC	3	3	3

Imbo Project camp	18	21	38

Totals:	26	29	45

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

Foreign Operations

The Company's mineral properties are located only in the DRC and its operations are substantially carried out in that country.  See Item 5 of this AIF, "Risk Factors".

The Loncor Foundation

In early 2010, the Company established the Loncor Foundation, a registered charity in the DRC, funded by the Company with the goal of improving the quality of life and opportunities for communities near the Company's exploration projects.  In meetings and discussions with community representatives, it was determined that the Loncor Foundation would focus primarily on health, education and local infrastructure projects.  Based on this advice, the Loncor Foundation initiated a number of community projects near the Yindi and Makapela prospects at the Ngayu project and the Manguredjipa prospect at the North Kivu project. These included the construction of a new primary school for 400 students at Yindi.  The Loncor Foundation also donated text and exercise books for teachers and students in 2011 and 2012 and made a donation of 40 hospital beds to two medical clinics in the Yindi area.  Loncor Foundation projects at Manguredjipa have included financial support for a community electrification project and the construction of six showers and latrines at the Manguredjipa General Hospital, as well as the donation of a motorbike for use by medical staff at the hospital.

The primary focus of the Loncor Foundation in 2012 was the construction of the Bole Bole medical clinic near Makapela.  Also in 2012, the Foundation initiated a program to partially fund the salaries of 12 teachers at the Yindi primary school which resulted in reduced tuition costs for parents and increased enrollment at the school.  During 2013, the Loncor Foundation also repaired bridges on the road between Yindi and Makapela and continued to fund teachers' salaries at the Yindi primary school and partially fund operations at the Bole Bole medical clinic.  The Foundation's work was suspended in 2014 having regard to the Company's financial situation and the need to conserve funds.  The Company intends to restart the activities of the Loncor Foundation in 2023.

ITEM 4:  LONCOR'S MINERAL PROPERTIES

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

In addition to the Ngayu properties, Loncor also has the North Kivu Project in the DRC, which is comprised of 46 exploration permits owned or controlled by Loncor, covering an area of approximately 13,000 square kilometres in North Kivu province located west of the city of Butembo.  All of the 46 North Kivu exploration permits are currently under force majeure due to the poor security situation in much of the North Kivu province.

4.1 Imbo Project - Adumbi Deposit Preliminary Economic Assessment

The following is a reproduction of the summary from the technical report of New SENET (Pty) Ltd and Minecon Resources and Services Limited dated December 15, 2021 and entitled "NI 43-101 Preliminary Economic Assessment of the Adumbi Deposit in the Democratic Republic of the Congo" (the "Adumbi PEA Technical Report"), a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Refer to the Adumbi PEA Technical Report for full details of the Adumbi deposit preliminary economic assessment ("PEA").  The Adumbi PEA Technical Report is incorporated by reference into this AIF.

Reproduction of Summary from Adumbi PEA Technical Report

"Introduction

This National Instrument 43-101 (NI 43-101) Technical Report was compiled by Minecon Resources and Services Limited (Minecon) and NEW SENET (Pty) Ltd (SENET) for Loncor Gold Inc. (Loncor) to support Loncor's press release dated December 15, 2021, announcing the results of the Preliminary Economic Assessment (PEA) of Loncor's Adumbi gold deposit within its 84.68% owned Imbo Project in the Democratic Republic of the Congo (DRC). This report summarises the results of the Adumbi PEA.

Property Description and Location

The Adumbi deposit is located within Loncor's Imbo Project in the Mambasa District of the Ituri Province, in the northeastern region of the DRC, 260 km west of Bunia, the capital of the Ituri Province, and 225 km northwest of the city of Beni. The Adumbi base camp within the Imbo exploitation permit area is located at latitude 1º 43' 58.76" N and longitude 27º 52' 4.01" E or 596,522 m E and 191,570 m N (WGS 84 UTM Zone 35N) (see Figure 1.1).

The Imbo Project covers Exploitation Permit Number 9691, has a total area of 122 km2 and encompasses the known gold mineral deposits of Adumbi, Kitenge and Manzako and several prospects including Canal, Bagbaie, Adumbi West, Amuango, Monde Arabe, Vatican and Imbo East. Adumbi is located approximately 220 km by air southwest from the large operating gold mine of Kibali, operated by Barrick Gold, which in 2020 produced 808,134 oz.

Figure 1.1: Location of the Imbo Project in East Africa

Mineral Rights and Land Ownership

Loncor is a publicly listed Canadian gold exploration company and holds 84.68 % interest in the Imbo Project through its subsidiary Adumbi Mining S.A., with the minority shareholders holding 15.32% (including the 10% free-carried interest held by the Government of the DRC). The Imbo exploitation permit is valid until February 2039.

Minecon and SENET have relied on a letter on land tenure, licences, and permits dated June 8, 2020, from MBM-Conseil, one of the leading firms practising mining law in the DRC. The Imbo Project comprises a Permis d'Exploitation (PE 9691) or Exploitation Licence held by Adumbi Mining S.A., granted for the period February 23, 2009, to February 22, 2039 (and renewable for an additional 15 years), for gold and diamonds and covering a total of 122 km2.

Under an agreement signed in April 2010 with the minority partners of Adumbi Mining S.A., Loncor agreed to finance all the activities of Adumbi Mining S.A., until the filing of a bankable feasibility study, by way of loans which bear interest at a rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty or a 1% net smelter royalty plus an amount equal to €2/oz of Proven Ore Reserves.

The DRC 2018 Mining Code imposes a royalty tax payable to the State on the sale of minerals, at a rate of 3.5% for precious metals.

Accessibility, Climate, Local Resources, Physiography and Infrastructure

Located approximately 225 km by air southeast of the Adumbi deposit, Beni is the nearest major population centre to the Imbo Project and has a population of approximately 230,000. Loncor maintains an administrative office in Beni. The city has a lateritic airstrip with scheduled internal flights to other towns in DRC such as Goma, Bunia, Isiro, Kisangani and Kinshasa. The Isiro airstrip is approximately 200 km by lateritic road to the Imbo Project. From Beni, the Imbo Project is accessible via 322 km of lateritic road to Nia-Nia (where there is a lateritic airstrip), then to Village 47 (47 km north of Nia-Nia) and then via 7 km of lateritic roads to the Adumbi base camp.

The nearest international airport is located at Entebbe in western Uganda and linked by 440 km of paved road to the Kasindi Uganda-DRC border, followed by 80 km of unpaved lateritic roads to Beni. Entebbe has international scheduled flights to South Africa, Europe and Asia and is also linked to other African countries as well as the in-country towns of Kinshasa and Lubumbashi via Nairobi (Kenya).

The climate in the Imbo area is typically tropical and is characterised by a long wet season and short dry season of up to three months from mid-December to mid-March. The average annual rainfall is approximately 2,000 mm to 2,500 mm, with the highest rainfall generally occurring in October. Temperatures are uniformly high throughout the year, and there is little diurnal variability, varying between 19 °C and 23 °C, with daily lows and highs of 16 °C and 33 °C, respectively. Humidity is high throughout the year (75% to 99%).

The Imbo Project is located in the Ituri tropical rainforest within the upper reaches of the Congo River Basin. The project area topographically consists of an undulating terrain that varies from approximately 600 m above sea level to 800 m above sea level. Most of the surface area is covered with dense evergreen forests with a closed canopy; however, the hills tend to have relatively steep slopes, and the valley floors within the areas of the linear hills are relatively narrow.

The Imbo Project is drained by numerous creeks and streams, which flow into the Upper Ituri river and its main tributaries: the Epulu, Nepoko, Nduye, Lenda, Ebiena, and Ngayu rivers, which form part of the upper reaches of the Congo River Basin. The closest hydroelectric power station is situated near Kisangani together with the hydroelectric stations supplying power to Barrick Gold/AngloGold Ashanti's Kibali Gold Mine. The towns of Isiro and Beni are potential sources of skilled manpower, and there is sufficient local unskilled manpower in the surroundings of Adumbi.

Given its exploration stage of development, there is limited infrastructure currently available at Adumbi. Presently, infrastructure is composed of an exploration camp (the Adumbi base camp) with associated helicopter landing pad, administration building, accommodation buildings and facilities, field office, core logging and storage facilities, diesel generators and solar power generation, and a sample preparation laboratory.

Exploration History

Belgian prospectors were the first to discover gold on the Imbo Project in the early 1900s, with gold production focusing on alluvial deposits until the late 1930s. Primary gold mineralisation was later discovered in the bedrock of the alluvial zones and was exploited in shallow pits and trenches. This was later followed by mining from deep trenches and underground galleries. From the mid-1970s to mid-1980s, the French Geological Survey (BRGM) undertook geological investigations of the Imbo Project area.

The mining rights for the mineral concessions in the Imbo Project area were initially held by Société Internationale Forestière et Minière du Congo (FORMINIÈRE or FRM) from the 1920s to the late 1950s. The Belgian colonial state was co-owner of a 50 % stake in FRM, with the remainder held by American interests. The Société Minière de la Tele (SMT), a subsidiary of FRM, oversaw development and exploitation. Following political independence in 1960, ownership has changed hands multiple times.

Highlights of the reported historical exploration include the following:

  1980 to 1981: BRGM mapped and sampled the Adumbi and Bagbaie deposits on surface and in the historical underground openings. BRGM also drilled three holes at Adumbi and confirmed that (i) mineralisation extended at depth below the water table, (ii) other mineralised zones, parallel to the main one, also existed, and (iii) gold at depth was associated with sulphides.
  1988: Bugeco International (Bugeco) produced a report on the property entitled "Gold Potential in the Ngayu Mining District Haut Zaire: the Adumbi and Yindi Old Mines".
  2009: Kilo acquired the property and carried out extensive exploration activities including major drilling campaigns from 2010.
  By November 2013, Kilo had completed 167 diamond drillholes totalling 35,400 m on the Imbo Project.
  2014: An independent engineering group Roscoe Postle Associates Inc. (RPA) completed technical studies, outlined an Inferred mineral resource, and made various technical recommendations to be executed by Kilo.
  2014 to 2017: Kilo completed 63 drillholes totalling approximately 8,900 m to test gold-in-soil and magnetic anomalies at the Adumbi South, Adumbi West and Kitenge Extension targets.
  2017: Four deeper core holes were drilled below the previously outlined RPA Inferred resource over a strike length of 400 m and to a maximum depth of 450 m below surface. All four holes intersected significant gold mineralisation in terms of widths and grades.
  2018 to 2019: Negligible exploration groundwork was undertaken by Kilo due to financial constraints.
  In September 2019, Loncor initially acquired a 71.25% interest in the Imbo Project, which was subsequently increased to 84.68% in 2020.
  April 2020: An Inferred mineral resource of 2.19 Moz (28.97 Mt at 2.35 g/t Au) was determined, constrained within a US$1,500/oz pit shell at Adumbi.
  October 2020: Loncor commenced a core drilling programme at Adumbi to increase and upgrade mineral resources within a US$1,600/oz open-pit shell and at depth. A total of 24 core holes (10,071 m) were drilled during this programme as part of the PEA.

Geological Setting and Gold Mineralisation

The Adumbi gold deposit is found within the Ngayu Archean greenstone belt, one of a number of Archean-aged, granite-greenstone belts that extend from northern Tanzania into northeastern DRC and then into the Central African Republic. The greenstone belt terrain in northeastern DRC has a number of major gold belts including Moto (Kibali), Kilo, Mambasa, Ngayu and Isiro.

The majority of the gold occurrences within the Ngayu belt are located close to the contact of the Banded Ironstone Formation (BIF). Historically, only two deposits were exploited on any significant scale, namely Yindi and Adumbi. Styles of gold mineralisation within the Ngayu belt include shears within the BIF or on the BIF contacts, disseminated mineralisation, and shears within basalts and schists, resulting in discrete auriferous gold veins. Artisanal mining of weathered gold mineralisation preserved as elluvial or colluvial material is widespread throughout the belt.

Within the Imbo Project area, there is a strong association between gold mineralisation and the presence of the BIF, with the BIF constituting the host rock (e.g. Adumbi) or forming a significant part of the local stratigraphy in the Imbo Project area. The BIF forms both physical and chemical traps for mineralising hydrothermal fluids. The iron-rich BIF is a chemically reactive rock, the main interaction with hydrothermal fluids involving the reduction of magnetite to pyrite, resulting in the precipitation of gold. Mineralisation on the Imbo Project (PE9691) is known to occur at Bagbaie (referred to as Adumbi North), Adumbi, Kitenge, Manzako, Monde Arabe, Maiepunji and Vatican.

Adumbi is currently the most explored deposit within the Imbo Project. Adumbi forms a topographic high (Adumbi Hill) and incorporates the Canal prospect, which is the southeastern continuation of Adumbi. Based on examined drillholes, the rocks at Adumbi mainly comprise a subvertical sequence of metamorphosed clastic sediments (pelites, siltstones and greywacke) interbedded with units of BIF of varying width. The grade of metamorphism is probably lower greenschist facies, and the clastic units are petrographically classified as schists. Foliation is usually clearly defined in hand specimens although sedimentary features such as bedding are frequently preserved.

The Adumbi deposit displays five distinct geological domains with the BIF unit attaining a thickness of up to 130 m in the central part. There is a higher-grade zone of gold mineralisation termed the "replaced rock zone" (RP zone) associated with alteration and structural deformation that has completely destroyed the primary host lithological fabric. The RP zone occurs in the lower part of the Upper BIF package and in the Lower BIF package, and transgresses the Carbonaceous Marker, located between the Upper and Lower BIF packages, both along strike and down dip. The geological interpretation from the Loncor drill intersections demonstrates that the mineralised BIF increases in thickness with depth and thus confirms the existence of significant underground potential at Adumbi below the mineral resources within the open-pit shell.

The detailed logging of the mineralised cores indicated a direct relationship between gold values and the percentage of sulphide mineralisation and intensity of silicification. In general, pyrite is the dominant sulphide followed by pyrrhotite, then arsenopyrite. When pyrite and pyrrhotite are associated with arsenopyrite, the gold values are very significant, compared to when pyrite is associated with pyrrhotite only. Silica is associated with the highest degree of hydrothermal alteration within the zones and serves as a marker of mineralisation; however, without sulphides, the gold values are insignificant. Specks of visible gold are occasionally found, generally within fractures and are present in white to grey, glassy, weak to moderately brecciated quartz veins.

Deposit Types

Gold deposits within the Imbo Project are associated with the globally important Neo-Archean orogenic gold deposits, examples of which are found in most Neo-Archean cratons around the world. Gold mineralisation is associated with the epigenetic mesothermal style of mineralisation. This style of mineralisation is typical of gold deposits in Neo-Archean greenstone terranes and is generally associated with regionally metamorphosed rocks that have experienced a long history of thermal and deformational events. These deposits are invariably structurally controlled.

Mineralisation in this environment is commonly of the fracture and vein type in brittle fracture to ductile dislocation zones. At the Adumbi deposit, the gold mineralisation is generally associated with quartz and quartz-carbonate-pyrite ± pyrrhotite ± arsenopyrite veins in a BIF horizon.

Examples of similar type BIF hosted gold deposits to Adumbi include Geita in Tanzania, Kibali in northeastern DRC, Tasiast in Mauritania, Homestake (U.S.A.), Lupin (Canada) and Moro Velho in Brazil.

Exploration

The Imbo Project has been explored since the early 1900s by Belgian prospectors and more recently by Kilo and then Loncor. During the period 2010 to 2012, 44 trenches totalling 4,753 m were excavated over the Adumbi, Kitenge and Manzako targets. Accessible adits and underground workings were also geologically mapped and sampled at Adumbi; however, those at Kitenge and Manzako were not accessible. In all, a total of 907 m was sampled.

By November 2013, Kilo had completed 167 diamond drillholes totalling 35,400 m on the Imbo Project. Kilo outsourced sample preparation and analysis to independent assayers ALS Geochemistry (ALS). Drill core sample preparation was conducted at ALS Mwanza (Tanzania) from 2010 to August 2011, and then at an on-site purpose-built container facility supplied and managed by ALS Minerals. Analyses were undertaken by ALS Johannesburg (South Africa) and ALS Vancouver (Canada).

In February 2014, independent consultants RPA completed an independent NI 43-101 technical report on the Imbo Project and estimated 1.675 Moz (20.78 Mt grading 2.5 g/t Au) of Inferred Mineral Resources on the three separate deposits of Adumbi, Kitenge and Manzako.

RPA made several recommendations on Adumbi, which were addressed in subsequent exploration programmes. In September 2020, Loncor signed a management service agreement with Minecon to manage the infill and extension drilling programme on the Adumbi deposit.

Drilling

The more recent drilling on the Imbo Project has been carried out by Kilo and then Loncor using contract drilling companies. The drilling programmes have been carried out in phases:

  2010 to 2013 (Kilo)
  2014 to 2017 (Kilo)
  2020 to 2021 (Loncor)

As of November 15, 2013, Kilo had completed 167 diamond drillholes totalling 35,400 m on the Imbo Project. During the 2014 to 2017 drilling programme, 63 drillholes totalling 8,900 m were drilled.

The 2020 to 2021 drilling campaign was carried out by Orezone Drilling and a total of 24 holes totalling 10,071.44 m were drilled at Adumbi. The drill core was systematically logged and photographed before cutting and sampling. Reflex Act II orientation survey equipment was used for core orientation at every run of 3 m in competent material to aid in structural measurements. Structural measurements taken during the routine logging were from bedding, foliation, and quartz veins whereas structural measurements from lithological contacts, joints and shears were captured in detail under a separate geotechnical logging programme.

Sample Preparation, Analyses and Security

During the 2014 to 2017 exploration activity, sample preparation and analyses were outsourced to the SGS laboratory in Mwanza, Tanzania (which is independent of Loncor). The SGS laboratory operates a quality system that is accredited in accordance with ISO/IEC 17025:2017 and SANAS (South African National Accreditation System). The SGS laboratory acted as an umpire laboratory even while ALS Chemex was the principal laboratory; hence, correlational studies between the two laboratories have been undertaken.

As part of the 2020 to 2021 drilling programme, Loncor started using the on-site sample preparation laboratory. This has helped with the enforcement of stricter QA/QC policing on the analytical laboratory. Laboratory procedures have been documented and reviewed by Minecon senior management, and internal quality control measures have been taken. Based on the documentation and discussions with the laboratory management, Minecon's senior management does not have any concerns regarding the sample preparation for all Loncor samples.

Sample pulps are sent for analyses to SGS Mwanza, which serves as the primary laboratory. SGS is internationally accredited and utilises conventional sample preparation, sample analysis and associated quality control protocols. Once the samples are received at the SGS laboratory, the samples go through checking and reconciliation procedures, followed by the SGS sample preparation procedure (SGS Code PRP87).

Drill core, trench, adit, pit, rock chip and channel samples were analysed for gold at the SGS Mwanza laboratory using fire assay (FA) with flame atomic absorption spectrometry (AAS) to measure the gold (SGS Code FAA505), and the analyses were carried out on 50 g aliquots. The effective range for FAA505 is 0.01 ppm Au to 100 ppm Au. In addition, check assays were carried out by the screen fire assay method to verify higher-grade sample assays obtained by fire assay. Internationally recognised standards and blanks were inserted at the Adumbi sample preparation laboratory as part of internal QA/QC analytical procedures.

Mineral Processing and Metallurgical Testing

PEA-level metallurgical test work (comminution and gold recovery) was performed by Maelgwyn Mineral Services Laboratory in Johannesburg on the Adumbi mineralised samples to evaluate the process route required to obtain the highest gold recoveries that can be achieved. Table 1.1 shows a summary of the PEA Adumbi metallurgical test work results.

Table 1.1: Adumbi Metallurgical Test Work Results

Parameters	Unit	Oxide	Transition	Fresh
Bond Rod Work Index	kWh/t	12.7	13.6	14.6
Bond Ball Work Index	kWh/t	11.8	13.7	14.2
Abrasion Index		0.19	0.25	0.34
Diagnostic Leach Carbon in Leach (CIL) Recovery	%	90.76	87.53	89.9

The average diagnostic leach recovery for the fresh (sulphide) material was the weighted mean of the RP and BIF lithologies relative to the volume of their occurrence (20% RP:80% BIF) in the fresh material. Diagnostic leach recoveries of 80.10% for RP and 92.37% for BIF were realised for the fresh (sulphide) material.

Comminution results indicated that both the oxide and transition material are medium hard while the fresh material indicated that it is slightly hard. These results were taken into account in the design of the comminution flowsheet.

In order to optimise the gold recovery, further test work was conducted on the fresh and transition material whereby gravity was followed by flotation on the gravity tails. The results showed that most of the gold can be floated into float concentrates as summarised in Table 1.2.

Table 1.2: Flotation Results

Sample ID	Rougher Concentrate
	Gold		Sulphur
	Grade (g/t)	Recovery (%)	Grade (%)	Recovery (%)
Fresh - RP	9.57	95.06	25.07	93.03
Fresh - BIF	8.30	87.16	17.90	85.13
Transition	11.82	81.31	15.80	95.52

The concentrate samples that were generated were not sufficient to enable further processing routes such as the following:

  Fine milling followed by leaching with oxygen addition
  Fine milling followed by partial oxidation using high shear reactors and leaching
  Albion process
  Pressure oxidation
  Bio leaching
  Roasting

These recovery processes will be investigated during the next phase of the project to optimise the gold recovery in the transition and fresh ore types.

Mineral Resources

During Q3 of 2021, Loncor commissioned Minecon to re-evaluate and quantify the exploration work including drilling undertaken during the period 2020 to 2021. This has resulted in Minecon updating the Mineral Resource estimate of Adumbi according to the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014, as incorporated in NI 43-101. This follows a previous mineral resource estimate undertaken by Minecon in April 2021.

Compared to the Inferred Mineral Resource of 3.15 Moz of gold (41.316 Mt grading 2.37 g/t Au) outlined in April 2021 (see Loncor press release dated April 27, 2021), the additional drilling information and the increased gold price have contributed significantly to the increased mineral resources of the Adumbi deposit with improved confidence to 1.88 Moz (28.185 Mt grading 2.08 g/t Au) of gold in the Indicated category and 1.78 Moz (20.828 Mt grading 2.65 g/t Au) of gold in the Inferred category.

Table 1.3 summarises the Adumbi Indicated and Inferred Mineral Resources based on an in-situ block cut-off grade at a 0.52 g/t Au for oxide, 0.57 g/t Au for transition and 0.63 g/t Au for fresh material, and constrained within a US$1,600/oz optimised pit shell. A total of 84.68% of the Adumbi mineral resources are attributable to Loncor via its 84.68% interest in the Imbo Project.

Table 1.3: Adumbi Deposit Indicated and Inferred Mineral Resources
(Effective Date: November 17, 2021)

Mineral Resource Category	Tonnage (t)	Grade (g/t Au)	Contained Gold (oz)
Indicated	28,185,000	2.08	1,883,000
Inferred	20,828,000	2.65	1,777,000
NOTES: 1. Mineral resources are not mineral reserves and do not have demonstrated economic viability. 2. Numbers might not add up due to rounding.

Table 1.4 summarises the Indicated and Inferred category mineral resources in terms of material type.

Table 1.4: Adumbi Mineral Resources by Material Type
(Effective Date: November 17, 2021)

Material Type	Indicated Mineral Resource			Inferred Mineral Resource
	Tonnage (t)	Grade (g/t Au)	Contained Gold (oz)	Tonnage (t)	Grade (g/t Au)	Contained Gold (oz)
Oxide	3,169,000	2.05	208,000	458,000	3.39	49,000
Transition	3,401,000	2.51	274,000	280,000	2.74	24,000
Fresh (Sulphide)	21,614,000	2.02	1,400,000	20,089,000	2.64	1,703,000
TOTAL	28,185,000	2.08	1,883,000	20,828,000	2.65	1,777,000
NOTES:
1. The CIM definitions were followed for Mineral Resources.
2. Mineral resources were estimated at a block cut-off grade of 0.52 g/t Au for oxide, 0.57 g/t Au for transition and 0.63 g/t
      Au for fresh material constrained by a Whittle pit.
3. Mineral Resources for Adumbi were estimated using a long-term gold price of US$1,600/oz.
4. A minimum mining width of 32 m horizontal was used.
5. A maximum of 4 m internal waste was used.
6. Adumbi bulk densities of 2.45 for oxide, 2.82 for transition and 3.05 for fresh rock were used.
7. High gold assays were capped at 18 g/t Au for Adumbi, prior to compositing at 2 m intervals.
8. Numbers might not add up due to rounding.

Mineral Inventory

The Mineral Inventory Statement uses the definitions and guidelines given in the CIM Definition Standards on Mineral Resources and Mineral Reserves and is reported in accordance with NI 43-101 requirements.

Table 1.4 shows a summary of the Adumbi Mineral Inventory for the various material types (oxide, transition and fresh) contained within the Adumbi practical pit designs.

The following summarises the pit optimisation assumptions and parameters used to constrain the depth extent of the geological model to generate the mineral inventory of the open pit for the Adumbi deposit:

  A gold price of US$1,600/oz
  A block size of 16 m × 16 m × 8 m
  A 32 m minimum mining width and a maximum of 4 m of internal waste was applied
  A mining dilution of 100% of the tonnes at 95% of the grade
  An ultimate slope angle of 45°
  An average mining cost of US$3.29/t mined
  Metallurgical recoveries of 91% for oxide, 88% for transition and 90% for fresh
  An average general and administration (G&A) cost of US$4.20/t
  Mineral resources were estimated at a block cut-off grade of 0.52 g/t Au for oxide, 0.57 g/t Au for transition and 0.63 g/t Au for fresh materials, constrained by a US$1,600/oz optimised pit shell
  Transport of gold and refining costs equivalent to 4.5% of the gold price

The results from the Adumbi Whittle pit optimisation for the gold price of US$1,600/oz allowed for the selection of the optimised final pit shell (Pit Shell 40) based on the maximum undiscounted cash flow for the practical pit design. The practical pit designs were prepared using the optimised pit shells as templates. The relevant Whittle pit shells were exported from the GEMS to Surpac software, where the practical pit designs were prepared. The practical pit design incorporates the ramps together with the appropriate inter-ramp slope angles. No practical pit design was prepared for the Final Pit; hence, the optimised pit shell (Pit 40) was used to define Cut 3 for the blocks to be scheduled.

The Qualified Person (QP) has performed an independent verification of the block model tonnage and grade, and in the QP's opinion, the process has been carried out to industry standards.

Mining Methods

Over the life of mine (LOM) of Adumbi, a total of 49.77 Mt grading 2.17 g/t Au is expected to be mined from the open pit and delivered to the processing plant. In the QP's opinion, the parameters used in the Mineral Resource to Mineral Inventory conversion process are reasonable.

The scheduling process consists of developing a mine plan that is economically optimal using the inventory included in the practical pit designs and pit shell. The production schedule was based on a methodology of block selections from the block model inside the designed pits (see Figure 1.2).

The mining production schedule sequence is planned to mine the Cut 1 and Cut 2 pit designs from the beginning of Year 1 to get rapid access to the ore and manage the strip ratio. Mining of the Cut 3 pit shell starts from the beginning of Year 2. The Adumbi deposit is planned to be to provide a throughput of 5.0 Mt/a of ore to the processing plant (see Table 1.5). Adumbi has an average stripping ratio of 11:1, which is a significant contributing factor to operating costs.

The equipment units and costs have been selected from major global manufacturers. Although quotes have not been specifically requested for this project, the capital and transportation costs have been derived from similar projects from the relevant equipment suppliers. Outputs have been derived from generic calculations.

The mining personnel include all the salaried staff working in the mine operations and mining engineering departments, and the operational labour required to operate drilling, blasting, loading, hauling and mine support activities.

Minecon has generated manpower and staffing requirements from first principles and with knowledge of similar operations in remote conditions. These requirements have been based on the mining operations being carried out by contract mining as opposed to owner mining.

Figure 1.2: Adumbi Open-Pit Design

Recovery Methods

The Adumbi process plant has been designed to process 5 Mt/a.

The process plant was developed from the interpretation of the results of the PEA test work.

The interpretation of these metallurgical test work results and simulations of the comminution circuit conducted by Orway Mineral Consultants (OMC) led to the development of the process flowsheet, which includes the following:

  Single-stage crushing facility, utilising a primary crusher to produce a crushed product size suitable for semi-autogenous grinding (SAG) milling
  A crushed ore surge bin which, when full, allows crushed ore to be diverted to an emergency stockpile from which ore can be reclaimed by front-end loader (FEL) to feed the mill during the periods when the crushing circuit is offline
  Two-stage SAG and ball mill combination, operating in closed circuit with the cyclone cluster to produce the required size
  Additional pebble crushing system to crush pebbles from the SAG mill when treating transition and sulphide ores, i.e. the SABC circuit
  Gravity concentration and removal of coarse gold from the milling circuit recirculating load and the treatment of gravity concentrate by intensive cyanidation and electrowinning to recover gold to bullion
  CIL circuit incorporating 1 pre-leach tank and 11 CIL tanks containing carbon for gold adsorption
  INCO air/SO2 cyanide detoxification, arsenic precipitation and pumping of the detoxified tailings to the dam
  TSF and the return water pumping system
  12 t acid wash, pressure Zadra elution circuit, electrowinning, carbon regeneration and gold smelting to recover gold from the loaded carbon to produce bullion
  Consumables and reagents
  Air and water services

Table 1.5: Mining, Processing and Gold Production Schedule over Adumbi's LOM

Description	Unit	Year	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
Period Number		TOTAL	1	2	3	4	5	6	7	8	9	10	11
ROM Tonnes	t	29,886,695	3,080,333	1,980,361	2,633,447	2,887,295	4,215,615	3,884,952	2,523,768	2,291,908	4,274,748	2,114,268	-
ROM In-Situ Grade	g/t	3.06	3.05	3.45	2.77	2.68	2.76	2.68	2.95	3.14	3.42	4.14	-
ROM Diluted Grade	g/t	2.9	2.9	3.28	2.63	2.55	2.62	2.55	2.8	2.98	3.25	3.94	-
ROM Recoverable Grade	g/t	2.61	2.59	2.92	2.36	2.29	2.36	2.29	2.52	2.68	2.92	3.54	-
LG Tonnes	t	19,884,165	2,281,482	1,489,862	1,824,614	2,944,307	3,338,833	2,557,117	1,822,242	1,545,813	1,588,504	491,390	-
LG In-Situ Grade	g/t	1.13	1.07	1.02	1.09	1.18	1.13	1.17	1.14	1.16	1.21	1.11	-
LG Diluted Grade	g/t	1.07	1.01	0.96	1.04	1.12	1.07	1.11	1.08	1.1	1.14	1.05	-
LG Recoverable Grade	g/t	0.96	0.91	0.86	0.93	1	0.96	1	0.97	0.99	1.03	0.94	-
Waste Tonnes	t	547,232,488	67,178,178	82,619,771	85,738,796	74,468,394	62,670,499	49,166,557	41,165,882	39,962,277	37,936,746	6,325,388	-
Total Material (Ore + Waste)	t	597,003,348	72,539,994	86,089,994	90,196,857	80,299,996	70,224,947	55,608,626	45,511,892	43,799,998	43,799,998	8,931,047	-
Plant Feed Tonnes	t	49,770,861	2,985,000	5,018,750	5,032,500	5,018,750	5,018,750	5,018,750	5,032,500	5,018,750	5,018,750	5,018,750	1,589,611
Feed Grade (Undiluted)	g/t	2.29	3.04	2.04	1.96	2.04	2.5	2.34	2.05	2.06	3.09	2.42	1.16
Feed Grade (Diluted)	g/t	2.17	2.89	1.94	1.86	1.94	2.37	2.22	1.95	1.96	2.93	2.3	1.1
Feed Grade (Recoverable)	g/t	1.95	2.59	1.73	1.67	1.74	2.13	2	1.75	1.76	2.64	2.07	0.99
Recovery	%	89.79	89.44	89.38	89.56	89.82	89.92	89.91	89.91	89.9	89.92	89.92	89.91
Gold Produced	oz	3,121,324	248,189	279,209	270,170	280,875	344,336	321,976	283,422	283,806	425,296	333,331	50,715

Strip Ratio	t/t	11	12.53	23.81	19.23	12.77	8.3	7.63	9.47	10.41	6.47	2.43	-

Operational Waste	t	443,675,980	55,158,163	38,155,236	49,016,548	64,118,684	62,670,499	49,166,557	41,165,882	39,962,277	37,936,746	6,325,388	-
Capitalised Waste	t	103,556,508	12,020,015	44,464,534	36,722,248	10,349,710	-	-	-	-	-	-	-

Table 1.6 summarises the key process design criteria values which were utilised in the process design.

Table 1.6: Summary of Key Process Design Criteria

Item	Unit	Oxide	Transition	Fresh
Plant Throughput	Mt/a	5.0	5.0	5.0
Gold Head Grade	g/t Au	2.25	3.2	4.00
Design Gold Recovery	%	91.82	90.38	80.1 to 89.83
Crushing Plant Utilisation	%	65.0	65.0	65.0
Plant Availability	%	91.32	91.32	91.32
Comminution Circuit		Primary Crushing and SAB	Primary Crushing and SABC	Primary Crushing and SABC
Crush Size, P80	mm	180	180	180
Grind Size, P80	µm	75	75	75
Leach/CIL Residence Time	h	24	24	24
Leach Slurry Density	% w/w	40	40	50
Number of Pre-leach Tanks		1	1	1
Number of CIL Tanks/Stages		11	11	11
Cyanide Consumption	kg/t	0.99	1.32	1.31
Lime Consumption	kg/t	3.64	5.40	3.61
Elution Circuit Type		Pressure Zadra	Pressure Zadra	Pressure Zadra
Elution Circuit Size	t	12	12	12

A simplified flow diagram depicting the unit operations incorporated in the selected process flowsheet is shown in Figure 1.3.

Project Infrastructure

The following existing and proposed project infrastructure will support the mining and plant operations:

  Existing infrastructure:
  Exploration camp
  Airstrip
  Proposed infrastructure:
  In-plant infrastructure:
    Plant buildings
    Plant reagents and consumables stores
  Other infrastructure:
    Mining infrastructure
    Access road to the project site
    TSF
    Water supply
    Off-site power supply and distribution (hydroelectric power (HEP))
    Diesel fuel storage and supply
    Accommodation camps

ROM
Static Grizzly
ROM Bin
Apron Feeder
Vibrating Grizzly Feeder
Primary Jaw Crusher
Primary Crusher Discharge Conveyor
Emergency Stockpile
Mill Feed Bin
Emergency Mill Feed Bin
Mill Feed Conveyor
Mill Feed Weightometer
Pebbles
Pebbles Crusher
SAG Mill Trommel Screen
SAG Mill
Ball Mill Trommel Screen
Ball Mill
Scats Bunker (for Oxides)
Mill Discharge Sump and Pump
Trash Screen
Oxide Ore
Cyclone Cluster
Gravity Splitter Box
Velocity Breaker Box
Gravity Concentrator
Intensive Leach Reactor
CIL Feed Splitter Box
Loaded Carbon Transfer Screen
Regenerated Carbon Screen
Tails Screen
Pre-leach Tank & CIL Tank 1 to 11
Acid Wash Cone
Reclaim Heat Exchanger
Eluted Carbon Holding Tank
Regeneration Kiln
Kiln Screw Feeder
Arsenic Precipitation Tanks
Gravity Pregnant Tank
Flush/Cell Feed Tank
Elution Column
Eluant Tank, Mixer and Pump
Main Heat Exchanger
Electrowinning Cells
Elution Heaters
Acid Wash Tank and Pump
Acid Drum Pump
Tails Sump and Pump
Cyanide Detox Tanks
Carbon Transfer Water Tank and Pump
Cathode HP Wash Pump
Cathode Wash Tank
Gold Sludge Tank
Drying Oven
Pot Filter
Smelting Furnace
Bullion Bar Moulds & Handling Trolley
GOLD BARS
Pollution Control Pond
Return Water O/F
Storm Water
Tailings Storage Facility (TSF)
Process Water Pond
Raw Water Pond
Milling & General Plant
Reagents, Elution & General Plant
River
Raw Water Dam
ADUMBI GOLD PROJECT PEA
OVERALL FLOW DIAGRAM
Rev 0A

Figure 1.3: Proposed Process Plant Flowsheet

A number of hydroelectric sites were identified close to Adumbi, and further studies are required to optimise the power generation concept for the operation. Loncor is already in discussion with potential power suppliers with experience in the DRC to project finance and build a hydroelectric facility at Adumbi and then have an offtake agreement with them.

Loncor has engaged with local contractors who have provided budget tenders for the plant buildings and accommodation camps. Further discussions will be held with these contractors to refine their quotes for the project. The local community will benefit from this initiative as it will provide them with employment and the development of skills.

Figure 1.4 indicates the layout of the existing and proposed infrastructure.

Market Studies and Contracts

The financial evaluation and cut-off grade calculation for the Adumbi deposit and all the Mineral Inventory use a gold price of US$1,600/oz and an optimised pit design. This is in line with Loncor's corporate guidelines. A total royalty payable to the DRC government of 3.5% of the gold revenue, inclusive of 4% shipment fees, was used for the open-pit Mineral Inventory estimate. The study indicates that Loncor will pay a 30% income tax to the DRC government. Depreciation for the economic model was set at 10% on capital expenditure.

Adumbi is planned to produce 303,000 oz/a of gold contained in doré over a 10.3-year mine life. The combined gold and silver content is expected to be 98% (the remaining 2% is likely to consist of impurities such as copper, iron and zinc). The gold content is expected to account for approximately 95% to 97% of the precious metals content, with the remaining amount being silver content. No deleterious elements are indicated in the ore head grade assayed, and as such these are not expected to be in the doré.

Doré bars are planned to be cast in 804 oz (~25 kg) bricks with approximate dimensions of 190 mm length, 120 mm width and 80 mm height. Fifteen to twenty pours per month are planned, with the doré being transported weekly from the mine site to the export facilities. After weighing, sampling and assaying, the doré will be packed and secured in high-security tamper-evident carry boxes in the gold room in the presence of mine production and security personnel.

Industry-standard gold room and strong room facilities will be constructed on site to hold the doré until it is ready for export. Appropriate checks and balances, security cameras, alarms, insurance and security procedures will be implemented to cover the production and storage at the mine. Gold doré that will be produced on the mine will be shipped from site under secured conditions. Gold mines do not compete to sell their product given that the price is not controlled by the producers.

PLANT NORTH
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
NOTE:
NGAYU - SITE 3 APPROXIMATELY
21KM SOUTH WEST FOR EXISTING SITE CAMP
HEP NGAYU - CONFLUENCE SITE
SCALE 1:2500
0m
100m
1000m
2000m

AREA	DESCRIPTION
1	PROCESS PLANT SITE
2	DIESEL POWER PLANT
3	MINE ADMIN
4	MINING WORKSHOP
5	MINING WAREHOUSE
6	MINING OFFICE
7	MAGAZINE STORE
8	EXPATRIATES CAMP
9	JUNIOR CAMP
10	RETURN / STORM WATER DAM
11	TSF
12	ADUMBI PIT
13	KITENGE DEPOSIT
14	MANZAKO DEPOSIT
15	EXISTING BASE CAMP
16	EXISTING AIRSTRIP
17	WASTE DUMP 1
18	WASTE DUMP 2
19	WASTE DUMP 3
20	HEP INDO - UPPER SITE
21	HEP NGAYU - CONFLUENCE SITE

OVERALL LAYOUT

REFERENCE DRAWINGS		REVISIONS						
DRG No.	DESCRIPTION	REV	DATE	DESCRIPTION	BY	CHKD		
		0D	31/01/22	ISSUED FOR INFORMATION	K.F			
		0C	10/01/22	ISSUED FOR INFORMATION	K.F			
		0B	24/11/21	ISSUED FOR INFORMATION	K.F			
		0A	05/10/21	ISSUED FOR INFORMATION	K.F			

APPROVAL	SIGNATURE	DATE
Pr Reg No:		
Professional Person		
CLIENT		
PROJECT MANAGER		
DISCIPLINE ENGINEER		
DISCIPLINE MANAGER		
PROJECT ENGINEER		
SECTION LEADER		
CHECKED		
DRAWN	K.FOURIE	05/10/2021

FOR INFORMATION ONLY

SENET

ADUMBI GOLD PLANT
GENERAL & SITE DEVELPMENT
PLANT
OVERALL LAYOUT

A0	SCALE	PROJECT	AREA	DISC	CODE	DRG No.	SHT	REV
	1:11000	S30858	1000	M	LAYT	00102	001	0D

Figure 1.4: Layout of Existing and Proposed Infrastructure

Environmental Studies, Permitting and Social or Community Impact

The objectives of the environmental and social component of the Adumbi PEA were to evaluate the adequacy of the environmental and social studies undertaken to date and determine, at a screening level, the potential environmental and social issues associated with the proposed mine development. This included identifying key issues, fatal flaws, high-level environmental and social risks that may affect the project and require further investigation, and identifying costs for further environmental and social studies.

The material presented was to meet the requirements as per the DRC Code Minier or Mining Code, Law No. 007/2002 of July 11, 2002, as amended and completed by Law No. 18/001 of March 9, 2018. Information was obtained from the September 2021 site visit by Minecon's environmental consultant where an overview of the very limited environmental and social baseline data was assessed. Key legislation includes the 2006 Constitution of the Third Republic (The Constitution), the 1997 National Environmental Action Plan (NEAP) providing a framework for the management of the DRC's natural resources, as well as the Mining Code governing commercial and artisanal mining activities. The latter requires, inter alia, an Environmental and Social Impact Study (ESIS), a Mitigation and Rehabilitation Plan (MRP), and an Environmental and Social Management Plan of the Project (ESMPP). Mining Regulations (Decree No. 038/2003 of March 26, 2003, as amended and completed by Decree No. 18/024 of June 8, 2018) give effect to the Code in terms of environmental social obligations, public consultation and requirements for ESIS and ESMPP reports. The Framework Law on the Environment (Act No.11/009 of July 9, 2011) aims to define the protection of the environment and the direct management of natural resources, and to reduce pollution and serve as a basis for sectors impacting the environment.

Minecon's environmental assessment of the Imbo Project included knowledge from other recent operating gold mines and other development projects in eastern DRC. The key environmental and social issues identified during this initial screening study that have possible impacts included surface water, air quality, biodiversity, climate, infrastructure, safety and security, community development, resettlement, land acquisition, land replacement and compensation, health and safety, labour and artisanal mining, project engagement and policies. On the basis of the available information, screening studies undertaken did not identify any fatal flaws from an environmental and socio-economic perspective. Key issues were identified that would need to be investigated further during the pre-feasibility study (PFS) and feasibility study (FS) phases of the project.

Six artisanal mining villages identified within the project footprint have been assessed for social repositioning. The total population of these villages is estimated to be approximately 5,800. The legal situation regarding compliance with the DRC resettlement plan process, assessment and reporting requirements is unclear on the repositioning of artisanal mining huts and in other mine developments in DRC, artisanal miners were not compensated or resettled. Future studies (ESIS, ESMPP and MRP) will be undertaken to clarify this situation. However, Minecon employed a conservative approach in the estimation of the social repositioning of the six artisanal settlements that will be impacted by the project development. Minecon believes that if the livelihood restoration programmes are accepted for the repositioning of artisanal miners within the Adumbi mine footprint, the capital budget could be significantly lower than estimated in this PEA study.

Minecon recommended a number of environmental and social studies that should commence during the next PFS stage, including the following:

  Preparation of design criteria for monitoring ambient and workplace environmental conditions
  Preparation of a preliminary environmental impact assessment and preliminary environmental management plan
  Baseline data collection and preparation of an International Finance Corporation (IFC) compliant ESIS and ESMPP

Capital and Operating Costs

Capital Cost (CAPEX) Summary

The estimated initial capital costs are based on the two options that were considered for the project, with the determining factor being the power-supply solution:

  Option 1: Diesel generation power plant
  Option 2: Hydroelectric power (HEP) hybrid option, constituting a diesel generation power plant, an HEP plant located at the Ngayu Confluence, a solar photovoltaic (PV) plant and a battery energy storage system (BESS)

The total estimated cost of bringing the project into production is US$392,010,000 for the diesel option and US$530,058,000 for the HEP hybrid option, which is inclusive of contingency and EPCM and is summarised in Table 1.7. This cost excludes any costs for feasibility studies scheduled prior to the start of basic engineering.

Table 1.7: CAPEX Summary

Item	Diesel Option Value (US$ Thousand)	HEP Hybrid Option Value (US$ Thousand)
Mining Development Costs	59,986	59,986
Process Plant	171,369	171,369
Power Plant	14,405	152,452
TSF	65,880	65,880
Infrastructure	27,461	27,461
Access Road	7,800	7,800
Owner's Costs	45,110	45,110
INITIAL CAPITAL	392,010	530,058

Operating Cost (OPEX) Summary

The purpose of this OPEX estimate is to provide the operating costs, and the associated G&A costs, that will be utilised for the economic analysis of the Adumbi deposit. Two OPEX options for the process plant were developed, using diesel and HEP hybrid options as the source of power.

The project's annual OPEX estimate for the LOM consists of the following:

  Mining operating costs estimated by Minecon
  Process plant operating costs estimated by SENET
  TSF operating costs estimated by Epoch
  Site G&A costs estimated by SENET
  Bullion transport, insurance and refining costs estimated by SENET

The overall OPEX summaries for Adumbi for both the diesel and the HEP hybrid options are given in Table 1.8 and Table 1.9, respectively.

Table 1.8: Overall Plant OPEX Summary for Diesel Option

Description	LOM
	US$/t processed	US$/oz	Distribution (%)
Mining	31.33	499.56	55.01
Processing	17.95	286.21	31.52
TSF	0.55	8.75	0.96
G&A	3.40	54.19	5.97
Refining and Transport	0.22	3.50	0.39
Royalties	3.51	55.96	6.16
Total	56.95	908.17	100

Table 1.9: Overall Plant OPEX Summary for HEP Hybrid Option

Description	LOM
	US$/t processed	US$/oz	Distribution (%)
Mining	31.33	499.56	58.62
Processing	14.44	230.22	27.02
TSF	0.55	8.75	1.03
G&A	3.40	54.19	6.36
Refining and Transport	0.22	3.50	0.41
Royalties	3.51	55.96	6.57
Total	53.44	852.18	100

Economic Analysis

The Adumbi deposit financial analysis was prepared using the discounted cash flow model. Two economic models were run: one using diesel generating sets as a source of power and the other using the HEP hybrid option.

In preparing this model, several assumptions and material factors have been employed, as presented in Table 1.10.

Table 1.10: Financial Analysis Assumptions

Description	Unit	Assumption
Evaluation Start Date		January 1, 2022
Revenue
Gold Price	US$/oz	1,600
Refining Losses	%	0.08
Discount Rate	%	5.0
Fuel Prices
Diesel Price	US$/L	0.9

Description	Unit	Assumption
Fiscal
Government Royalty	%	3.5
Tax Holiday	Years	2
Tax Rate (after tax holiday)	% of profits	30
Tax Rate if there is a loss	% of annual turnover	1
Dividend Tax	%	10
Depreciation	%	10 % over 10 years
Kilograms to Ounces	kg/oz	32.1505
Diesel SG	t/m3	0.85
Other Charges
Bullion Transport and Refining Costs	US$/oz	3.50
Exchange Rates	ZAR/US$	15.11
	US$/£	1.16
	AU$/US$	1.39
	US$/C$	0.74
	CFA/€	2,260
	CFA/US$	2,004

The findings of the model are summarised in Table 1.11.

Table 1.11: Summary of Financial Findings

Description	Unit	HEP Hybrid Option		Diesel-Only Option
		Pre-Tax	After Tax	Pre-Tax	After Tax
LOM Tonnage Ore Processed	t (000)	49,771	49,771	49,771	49,771
LOM Feed Grade Processed	g/t	2.17	2.17	2.17	2.17
Production Period	Years	10.3	10.3	10.3	10.3
LOM Gold Recovery	%	89.8	89.8	89.8	89.8
LOM Gold Production	oz (000)	3,121	3,121	3,121	3,121
LOM Payable Gold After Refining Losses	oz (000)	3,119	3,119	3,119	3,119
Gold Price	US$/oz	1,600	1,600	1,600	1,600
Revenue	US$ million	4,990	4,990	4,990	4,990
Site Operating Costs	US$/oz	793	793	849	849
Total Cash Costs	US$/oz	852	852	908	908
All-In Sustaining Costs (AISC)	US$/oz	950	950	1,040	1,040
NPV (5% Discount)	US$ million	895	624	843	600
Internal Rate of Return (IRR)%		25.2	20.7	30.3	25.2
Discount Rate	%	5	5	5	5
Payback Period (from start of production)	Years	4.16	4.98	3.16	4.06
Project Net Cash	US$ million	1,495	1,087	1,353	992

Table 1.12 and Table 1.13 detail the NPV and IRR sensitivities of the project to gold price

Table 1.12: Key Project Metric Sensitivity to Gold Price - Diesel Option

Description	Unit	Value
Change in Gold Price	%	−15	−10	0	10	15
Gold Price	US$/oz	1,360	1,440	1,600	1,760	1,840
NPV at 5% - Pre-Tax	US$ million	321	495	843	1,191	1,365
NPV at 5% - After Tax	US$ million	211	345	600	855	983
IRR - Pre-Tax	%	15.58	20.83	30.34	38.99	43.07
IRR - After Tax	%	12.68	17.21	25.18	32.57	36.11
Total Cash Costs	US$/oz	900	903	908	914	917
AISC	US$/oz	1,031	1,034	1,040	1,045	1,048
Cash Flow Payback - Pre-Tax	Years	7.53	5.46	3.16	2.18	1.93
Cash Flow Payback - After Tax	Years	8.02	6.28	4.06	2.77	2.39
NOTE: The value in bold reflects the base case.

Table 1.13: Key Project Metric Sensitivity to Gold Price - HEP Hybrid Option

Description	Unit	Value
Change in Gold Price	%	−15	−10	0	10	15
Gold Price	US$/oz	1,360	1,440	1,600	1,760	1,840
NPV at 5% - Pre-Tax	US$ million	373	547	895	1,243	1,417
NPV at 5% - After Tax	US$ million	238	368	624	879	1,006
IRR - Pre-Tax	%	14.1	18.0	25.2	31.9	35.1
IRR - After Tax	%	11.4	14.7	20.7	26.4	29.1
Total Cash Costs	US$/oz	844	847	852	858	861
AISC	US$/oz	941	944	950	955	958
Cash Flow Payback - Pre-Tax	Years	7.88	6.26	4.16	3.00	2.64
Cash Flow Payback - After Tax	Years	8.28	7.10	4.98	3.76	3.30
NOTE: The value in bold reflects the base case.

A sensitivity analysis was also undertaken on variable discount rates, gold feed grades, CAPEX and OPEX. The sensitivity analysis indicates that the project is most sensitive to gold price, followed by head grade, recovery, OPEX and then CAPEX.

Adjacent Properties

In addition to the Imbo Project, there have been other mineral exploration activities in the Ngayu Greenstone Belt in recent times, and mineral resources have been defined within the belt. Since 2010, Loncor has been the largest permit holder in the Ngayu belt and has been exploring a number of prospects on its own since 2010 or in joint venture with Barrick Gold Congo SARL (formerly Randgold Resources Congo SARL) (Barrick Gold) from 2016 to 2021.

Loncor undertook exploration over priority target areas at Yindi, Makapela, Itali, Matete, Nagasa, Mondarabe, Anguluku and Adumbi West prospects with airborne magnetic and radiometric surveys, geological mapping, stream sediment sampling, soil and rock sampling, trenching, augering and ground geophysical surveys. During the period 2010 to 2013, Loncor undertook drilling programmes on a number of prospects in Ngayu and outlined mineral resources at Makapela in the west of the belt. At Makapela, a total of 56 core holes (18,091 m) were completed in the vicinity of the Main and North pits, and 15 holes (3,594 m) were drilled at nearby Sele Sele. In April 2013, Loncor announced mineral resource estimates for Makapela with an Indicated Mineral Resource of 0.61 Moz of gold (2.20 Mt grading at 8.66 g/t Au) and an Inferred Mineral Resource of 0.55 Moz of gold (3.22 Mt grading at 5.30 g/t Au). The deposit at Makapela is open down plunge and along strike.

Besides Makapela, Loncor drilled other prospects, and significant intersections were obtained at Yindi (21.3 m grading 3.3 g/t Au, 24.0 m grading 1.5 g/t Au and 10.3 m grading 4.1 g/t Au) and at Itali (38.82 m at 2.66 g/t Au, 14.70 m at 1.68 g/t Au and 3.95 m at 19.5 g/t Au). Further exploration including drilling is warranted on other prospects within the Ngayu belt including Yambenda, Mokepa and Mongaliema.

In terms of producing gold mines, the Kibali Gold Mine, approximately 220 km northeast by air from the Imbo Project, is located within the Archean-aged Moto greenstone belt and commenced gold production in September 2013. The mine is owned by Kibali Goldmines SA (Kibali), which is a joint venture company with 45% owned by Barrick Gold, 45% by AngloGold Ashanti, and 10% by Société Minière de Kilo-Moto (SOKIMO). Barrick Gold is the operator and in 2020, Kibali produced 808,134 oz of gold at an AISC of US$778/oz of gold. Kibali had Measured and Indicated Mineral Resources of 15.5 Moz of gold, Inferred Mineral Resources of 1.5 Moz and Proven and Probable ore reserves at the end of 2020 of 9.33 Moz (from Barrick Gold 2020 Annual Report). Kibali is Africa's largest producing gold mine.

Interpretation and Conclusions

Introduction

The Qualified Persons (QPs) note the following interpretations and conclusions in their respective areas of expertise, based on the review of the information available for this technical report.

Geology and Mineralisation

The Adumbi gold deposit is found within the Ngayu Archean greenstone belt, one of a number of Archean-aged, granite-greenstone belts that extend from northern Tanzania, into northeastern DRC and then into the Central African Republic. These gold belts contain a number of major gold mines including Kibali (DRC) and Geita, North Mara and Bulyanhulu (Tanzania). Gold deposits within these belts are associated with the globally important Neo-Archean orogenic gold deposits, examples of which are found in most Neo-Archean cratons around the world.

At the Adumbi deposit, the gold mineralisation is generally associated with quartz and quartz-carbonate-pyrite ± pyrrhotite ± arsenopyrite veins in a BIF unit. Examples of similar type BIF hosted gold deposits to Adumbi include the major Geita mine in Tanzania and Kibali mine in northeastern DRC.

Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation

Systematic exploration has been conducted on the Adumbi deposit and Imbo Project area, including airborne LiDAR (light detection and ranging) and geophysical surveys, gridding, geological mapping, soil, trench, adit and auger sampling together with a number of core drilling programmes. Sampling, sample storage, security, sample preparation and geochemical analyses and verification are considered appropriate for the resource estimate at Adumbi.

Mineral Resource Methodology and Estimation

The Mineral Inventory Statement undertaken on the Adumbi deposit uses the definitions and guidelines given in the CIM Definition Standards on Mineral Resources and Mineral Reserves and is reported in accordance with NI 43-101 requirements. The Adumbi Mineral Inventory for the various material types (oxide, transition and fresh) contained within the Adumbi practical pit designs consists of 1.883 Moz (28.185 Mt grading 2.08 g/t Au) of Indicated mineral resources and 1.777 Moz (20.828 Mt grading 2.65 g/t Au) of Inferred mineral resources. The data used for the resource estimate and methods employed are considered reasonable for the level of study for this PEA by the QP.

Open-Pit Optimisation and Mineral Inventory

Pit optimisation assumptions and parameters used to constrain the depth extent of the geological model to generate the mineral inventory of the open pit for the Adumbi deposit are considered appropriate for its location and infrastructural setting with appropriate metallurgical recoveries used from the test work and a gold price of US$1,600/oz, which is below current levels.

In the QP's opinion, the parameters used in the Mineral Resource to Mineral Inventory conversion process are reasonable.

Mining Plan and Methods

Over the LOM of Adumbi, a total of 49.77 Mt grading 2.17 g/t Au is expected to be delivered to the processing plant. The scheduling process consisted of developing a mine plan that is economically optimal using the inventory included in the practical pit designs and pit shell. The production schedule was based on a methodology of block selections from the block model inside the pit outlines.

The size and type of mining equipment is consistent with the size of the project, and equipment units and costs have been selected from major mining manufacturers. Although quotes have not been specifically requested for this project, the capital and transportation costs have been derived from similar projects from the relevant equipment suppliers. Outputs have been derived from generic calculations. Contract mining and associated costs were estimated for Adumbi. The mine plan and estimated mine capital and operating costs are considered reasonable for this level of study.

Metallurgical Test Work and Process Recovery Plant

For the Adumbi deposit, representative core sample composites were selected for metallurgical test work from a range of depths and along strike and for the various mineralised host lithologies and styles of mineralisation. These representative samples were then submitted to an independent metallurgical laboratory for comminution and gold recovery test work to determine metallurgical recovery estimates using appropriate processing routes. The metallurgical test work undertaken is considered appropriate by the QP for the level of this study.

Results from the metallurgical test work programme were used by SENET to develop the process flowsheet and determine values to size and design the process plant. The processing plant is planned to process 49.77 Mt of material with an average head grade of 2.17 g/t Au and an average metallurgical recovery of 89.79% to produce 3.12 Moz of gold. The processing plant has an annual throughput of 5.0 Mt. The process methods are conventional, with comminution and recovery processes widely used in the industry.

Infrastructure and Accessibility

The Adumbi deposit is situated in a remote part of the northeastern DRC, and infrastructure is limited. As part of the PEA study, a team of consulting engineers carried out site investigations to assess optimal positions for key infrastructure components of the mine site including potential tailings storage sites and HEP, diesel and PV power sources. Preliminary HEP sites were visited around Adumbi, indicating that a significant component for the estimated 32 MW requirement for the operation could be obtained from an HEP facility.

A number of potential access land routes were assessed from the major Port of Mombasa in Kenya via Uganda to Adumbi. The preferred route chosen is via Kenya and Uganda to Durba in DRC where Barrick Gold/AngloGold Ashanti's Kibali Gold Mine is situated and then via Isiro and Wamba to Adumbi. Raw water for the project will be abstracted from the rivers in the area, which have significant flow throughout the year.

In the QP's opinion, the estimated infrastructure CAPEX and OPEX are considered reasonable for this level of study.

Environmental and Social Considerations

The objectives of the environmental and social component of the Adumbi PEA were to evaluate the adequacy of the environmental and social studies undertaken to date and determine, at a screening level, the potential environmental and social issues associated with the proposed project development. This included identifying key issues, fatal flaws, high-level environmental and social risks that may affect the project and require further investigation, and identifying costs for further environmental and social studies.

The environmental assessment included knowledge from other recent operating gold mines and other development projects in eastern DRC. On the basis of the available information, screening studies undertaken did not identify any fatal flaws from an environmental and socio-economic perspective. Key issues were identified that would need to be investigated further during the PFS and FS phases of the project.

Six artisanal mining villages identified within the project footprint have been assessed for social repositioning. The total population of these villages is estimated to be approximately 5,800. The legal situation regarding compliance with the DRC resettlement plan process, assessment and reporting requirements is unclear on the repositioning of artisanal miners. Future studies (ESIS, ESMPP and MRP) will be undertaken to clarify this situation. However, a conservative approach has been taken in the estimation of costs for social repositioning of the artisanal settlements that will be impacted by the project development. It is believed that if the livelihood restoration programmes are accepted for the repositioning of artisanal miners within the Adumbi mine footprint, the capital included in the pre-production capital costs could be significantly lower than estimated in this PEA study.

Capital and Operating Cost Estimates

Pre-production capital costs are estimated for two power options: HEP hybrid and diesel only. For the HEP hybrid option, pre-production capital costs are estimated at US$530.05 million including US$74.42 million of contingencies while sustaining capital costs are estimated at US$304.96 million. Of the initial pre-production capital total, US$152.45 million is related to an HEP facility. However, Loncor is already in discussion with potential power suppliers with experience in the DRC to project finance and build a hydroelectric facility at Adumbi and then have an offtake agreement with Loncor to supply power for the mining operation. Such an agreement would improve the financial economics of the project by reducing the initial CAPEX for the HEP hybrid option.

For the diesel-only option, pre-production capital costs are estimated at US$392.01 million including US$62.96 million of contingencies. Sustaining capital for the diesel-only option is estimated at US$410.55 million.

The average LOM total cash costs for Adumbi are estimated at US$852/oz for the HEP hybrid option and US$908/oz for the diesel-only option, based on a diesel price of US$0.90/L. The AISC are estimated at US$950/oz for the HEP hybrid option and US$1,040/oz for the diesel-only option.

In the QP's opinion, the CAPEX and OPEX for Adumbi are considered reasonable for this level of study.

Economic Analysis

Cash flow valuation models for the Adumbi HEP hybrid and diesel-only options were developed by the QPs by taking into account estimated annual processed tonnages, grades and recoveries, metal prices, site operating and total cash costs including royalties and refining charges, and initial pre-production and sustaining CAPEX estimates. The financial assessment of Adumbi has been carried out on a "100% equity" basis for both pre-tax and post-tax considerations. The financial analysis assumed a base gold price of US$1,600/oz of gold, a two-year construction period, and an operating mine life of 10.3 years.

The pre-tax net present value discounted at 5% (NPV at 5%) is US$895 million for the HEP hybrid option and US$843 million for the diesel-only option. The post-tax net present value discounted at 5% (NPV at 5%) is US$624 million for the HEP hybrid option and US$600 million for the diesel-only option. The sensitivity analysis indicates that the project is most sensitive to gold price, followed by head grade, recovery, OPEX and then CAPEX.

The QP considers that the results from this economic valuation have outlined a robust project worthy of further follow-up feasibility studies.

Risks and Uncertainties

Considering Adumbi is at an early stage of development, with PFS and FS required before the project can advance to the development stage, a number of risks have been outlined below:

● Risks to the resource estimate resulting from future drilling

● Risks related to the interpretations of mineralisation geometry and continuity in the mineralised zones

● Changes to geotechnical and hydrogeological assumptions

● Changes to power assumptions

● Changes to historical mining assumptions

● Future metallurgical test work yielding results that vary from the current test work undertaken with lower metallurgical recoveries

● Estimated capital and operating costs varying from the current estimates

● Changes to the assumed gold price of US$1,600/oz used in this PEA model

● Delays in progressing the project due to security problems

● Inability of Loncor to obtain sufficient financing to advance Adumbi to the PFS and FS stages. Also, any future mine construction at Adumbi would require significant financing. No assurance can be provided that such financing would be available to Loncor.

The future PFS and FS stages will aim to reduce the risks and uncertainties associated with future development of Adumbi.

Recommendations

Based on the positive results of this PEA, further work is warranted at Adumbi to advance the project up the value curve by completing follow up feasibility studies on the project. A number of opportunities have been identified to increase the mineral resources and enhance and increase the economics and financial returns at Adumbi. It is recommended that Loncor follow up on these opportunities, which include the following:

  Increasing and Upgrading Mineral Resources at Adumbi and within the Imbo Project

There is excellent exploration potential to further increase the mineral resources at Adumbi and within the Imbo Project. At Adumbi, the mineralised BIF host sequence increases in thickness below the open-pit shell, and wide-spaced drilling has already intersected grades and thicknesses amenable to underground mining. Further drilling is required to initially outline a significant underground Inferred Mineral Resource which can then be combined with the open-pit mineral resource so that studies can be undertaken for a combined open-pit and underground mining scenario at Adumbi. It is also recommended that infill drilling be undertaken in the deeper part of the open-pit shell to upgrade the current Inferred resources into the Indicated category. Besides increasing the resource base, a combined open-pit/underground project could increase grade throughput and reduce strip ratios with the higher grade, deeper mineral resources being mined more economically by underground mining methods, which could increase annual gold production and drive down operating costs. Minecon also recommends that further studies should be undertaken to assist in estimating historical depletions and depletions by recent artisanal mining.

Additional deposits and prospects occur close to Adumbi and have the potential to add mineral resources and feed to the Adumbi operation. Along trend from Adumbi, the Manzako and Kitenge deposits have Inferred Mineral Resources of 313,000 oz of gold (1.68 Mt grading 5.80 g/t Au) and remain open along strike and at depth. Further drilling is warranted on these two deposits

• Along the structural trend, 8 km to 13 km to the southeast across the Imbo River and within the Imbo Project, four prospects (Esio Wapi, Paradis, Museveni and Mungo Iko) with similar host lithologies to Adumbi have been outlined with soil, rock and trench geochemical sampling. An initial shallow, scout drilling programme should be undertaken on these four prospects to determine their mineral resource potential.

  Additional Mineral Resources within the Ngayu Greenstone Belt

Additional feed for the Adumbi processing plant could also come from Loncor's 100% owned high-grade Makapela deposit, where Indicated Mineral Resources of 2.20 Mt grading 8.66 g/t Au (614,200 oz of gold) and Inferred Mineral Resources of 3.22 Mt grading 5.30 g/t Au (549,600 oz of gold) have been outlined to date with the high-grade material being able to be transported economically to Adumbi.

  Additional geotechnical investigations

Additional geotechnical investigations including drilling are recommended to optimise and potentially steepen pit slopes especially for the competent fresh BIF host rock which could reduce the strip ratio and thereby lower mining costs at Adumbi.

  Further metallurgical test work

Additional metallurgical test work, including additional flotation and petrographic studies, is recommended to confirm recoveries and reagent consumptions, and to optimise the flowsheet design.

  Concluding Hydroelectric Hybrid Power Agreement with Third Parties
  As described in this PEA study, hydroelectric sites have already been identified close to Adumbi, and further studies are required to optimise the power generation concept for the operation. Loncor is already in discussion with potential power suppliers with experience in the DRC to project finance and build a hydroelectric facility at Adumbi and then have an offtake agreement with them."

[End of Summary from Adumbi PEA Technical Report]

Cautionary Statement

The Adumbi PEA is preliminary in nature and includes inferred mineral resources in the open pit outlines that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that all the conclusions reached in the Adumbi PEA will be realized.  Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

4.2 Makapela Project and Other Ngayu Properties of Loncor (2010 to 2016)

Loncor commenced its exploration activities in the Ngayu belt in early 2010 and a base camp was established at Yindi.  Due to its large landholdings for gold in the Ngayu belt of 4,500 square kilometres at that time, it was decided to divide the exploration into two concurrent programs:

  Assessment of areas of known gold mineralization (Yindi and Makapela) with the potential to rapidly reach the drilling stage and provide a mineral resource.  Soil sampling, augering, rock chip and channel sampling were carried out prior to diamond drilling.
  Regional programs aimed at assessing the remainder of the large land package as quickly and cost effectively as possible, in order to identify and prioritise mineralized target areas for follow-up, and enable less-prospective ground to be relinquished with confidence.  This program mainly entailed a regional BLEG (Bulk Leach Extractable Gold) survey and detailed interpretation of regional aeromagnetic data.  Both these programs were carried out under a technology consultation services agreement between Loncor and Newmont (a shareholder in Loncor), which was entered into in February 2011 (but is no longer in place).

During 2012, Loncor undertook more detailed aeromagnetic and radiometric surveys over priority target areas (i.e. Imva Fold area). Grids were established at the Yindi, Makapela, Itali, Matete, Nagasa, Mondarabe, Anguluku and Adumbi West prospects with airborne magnetic and radiometric surveys, geological mapping, stream sediment sampling, soil and rock sampling, trenching, augering, ground geophysical surveys (Induced Polarisation) and core drilling being undertaken.  During the period 2010-2013, Loncor undertook drilling programs on a number of prospects in the Ngayu belt and outlined mineral resources at Makapela (see below) in the west of the belt.

Loncor holds 100% of the Makapela project, which is a 5 kilometre radius, circular parcel of land within the western part of the Archean Ngayu greenstone belt surrounding and including the Makapela deposit.

After undertaking soil and channel sampling, a core drilling program at Makapela commenced in November 2010 with the objective of testing along strike and at depth the sub-vertical, vein mineralized system being exploited by the artisanal miners at the Main, North and Sele Sele pits which returned significant results from soil and channel sampling.  Drill results at Makapela were announced by Loncor via a number of press releases in 2011 and 2012.  Significant drill intersections included 7.19 metres grading 64 g/t Au, 4.28 metres @ 32.6 g/t Au, 3.47 metres grading 24.9 g/t Au, 4.09 metres @ 21.7 g/t Au and 4.35 metres grading 17.5 g/t Au.

After conducting preliminary metallurgical test work, in May 2012, the Company announced a maiden mineral resource estimate for Makapela of 4.10 million tonnes grading 7.59 g/t Au (using a 2.75 g/t Au cut-off) for an inferred mineral resource of 1.0 million ounces of gold to a maximum vertical depth 500 metres below surface with gold mineralization open at depth.  The mineral resource was updated in April 2013 when the Company announced updated mineral resource estimates for Makapela of an indicated mineral resource of 0.61 million ounces of gold (2.20 million tonnes grading at 8.66 g/t Au) and an inferred mineral resource of 0.55 million ounces of gold (3.22 million tonnes grading at 5.30 g/t Au).

A total of 56 core holes (18,091 metres) were completed in the vicinity of the Main and North pits and 15 holes (3,594 metres) were drilled at Sele Sele.  In addition to the above resource drilling program, a total of 12 holes (1,560 metres) were drilled to locate potential extensions to the known reefs and new mineralized structures indicated by soil, rock chip and auger sampling.  Several units of Banded Ironstone Formation (BIF) are interlayered within basalts, and range up to 13 metres in thickness, although the width is generally less than 6 meters.  Quartz porphyry and quartz-feldspar porphyry dykes and sills are also present.  In the vicinity of the mineralized zones, the intrusive units are generally no more than a few metres in width.

Three styles of gold mineralization are present at Makapela:

  Quartz veins emplaced into shear zones within the basalt sequence.  The best developed and economically significant vein (Reef 1) is exploited in the Main pit and consists of white quartz with irregularly distributed pyrite.  Visible gold is quite common, occurring in 28% of the intersections as isolated specks and small aggregates up to 2 mm across.  Reef 1 has been intersected over a strike length of 480 metres and to a vertical depth of 480 metres, and dips to the WNW at 80 - 90°.  It has an average true width and grade of 2.15 metres @ 11.15 g/t Au.  A characteristic of Reef 1 is the good geological continuity between drill sections; although the width and grade is variable, the vein was present in almost all holes, in approximately the expected position.  The basalt hosting Reef 1 shows intense hydrothermal alteration for several metres into the hanging wall and footwall.
  A second style containing strike-parallel mineralization up to 6 metres in width is closely associated with shearing within and on the margins of narrow BIF units.  The most important zone (Reef 2) is exploited in the North pit.  Visible gold is much less common than in Reef 1 occurring in 5% of intersections.  Mineralization in the Sele Sele pit, 2 kilometres NNE of the North pit, has similar characteristics to Reef 2, and is interpreted to be on the same BIF unit.  However, the Sele Sele zone is generally wider and lower grade than in the North pit area, the best intersection drilled being 15.68 metres @ 5.35 g/t Au.  The mineralization plunges to the SSE at about 40°.

  A third area of Reef 2 style mineralization occurs in the Bamako area where channel sampling returned an intersection of 4.60 metres @ 11.42 g/t Au.  The mineralization is associated with a 2-kilometre long soil anomaly, and although the best intersection from preliminary drilling was of relatively low grade (3.60 metres @ 4.43 g/t Au), further work is warranted.

The deposit at Makapela is open down plunge creating the prospect of drilling to below the current 500-metre depth to extend the resources as well as potentially exploring for additional resources between the main target areas delineated and further along the regional structure.  It is also considered unlikely by Loncor that all the mineralized bodies are outcropping and good potential exists for locating blind mineralized shoots along well-defined structures with an aggregate strike of over 5 kilometres.

Besides Makapela, Loncor drilled other prospects during this period and significant intersections were obtained at Yindi (21.3 metres grading 3.3 g/t Au, 24.0 metres grading 1.5 g/t Au and 10.3 metres grading 4.1 g/t Au) and at Itali (38.82 metres at 2.66 g/t Au, 14.70 metres @ 1.68 g/t Au and 3.95 metres @ 19.5 g/t Au).

At the end of 2013, due to a significant drop in the gold price, exploration was reduced and no further drilling was undertaken by Loncor.

Additional information with respect to the Company's Makapela project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Company has applied for a mining permit for the Makapela project (the Company currently holds an exploration permit with respect to the Makapela project) (see "General Development of the Business" in Item 2 of this AIF).

4.3 Joint Ventures between Loncor and Barrick in the Ngayu Belt (January 2016 to May 2021)

Loncor had several joint ventures with Barrick (TSX: "ABX"; NYSE: "GOLD") covering properties held by Loncor in the Ngayu belt.  The joint venture areas were located approximately 220 kilometres southwest of the large Kibali gold mine, which is operated by Barrick.  As per the joint venture agreements entered between Loncor and Barrick (the first of which was signed in January 2016), Barrick managed and funded all exploration on approximately 2,000 km2 of Loncor ground in the Ngayu belt until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor would be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.  Loncor's Imbo and Makapela Projects, as well as the Yindi prospect, did not form part of the joint ventures with Barrick.

The Kibali Gold Mine, approximately 220 kilometres northeast by air from the Imbo Project, is owned 45% by each of Barrick and AngloGold Ashanti with Societe Miniere de Kilo-Moto (SOKIMO) owning the remaining 10%.  Barrick is the operator of this mine.  In 2022, Kibali produced 750,000 ounces of gold (as per Barrick website).

In January 2017, Loncor announced preliminary results of the geophysical airborne survey undertaken by Randgold as part of its joint venture with Loncor (it is noted that Randgold and Barrick merged under Barrick's name in early 2019).  A 10,013 line-kilometre helicopter borne electromagnetic 'VTEM' survey was completed over the Ngayu belt.  This survey provided a valuable additional layer of geological information through mapping the conductivity nature of the belt.  The new data assisted with resolving the lithological nature of the belt as well as assisting in identifying major structures and areas of structural complexity.

The belt scale exploration strategy of Barrick was to focus on the discovery of large high-quality gold deposits by rapidly identifying and progressing targets that show the potential to meet these filters.  Gold mineral resources had already been identified within the Ngayu greenstone belt in the Makapela and Adumbi deposits, and the objective was to further unlock the potential of the Ngayu greenstone belt for a world class discovery using cutting edge geophysics, geochemistry, structural interpretation and driven by an experienced and proven exploration team on the ground.

By the end of 2019, Barrick had identified a number of priority drill targets which were to be drilled during 2020.  Barrick commenced its drilling program in June 2020.  Initial results under the Barrick drilling program were announced by Loncor in November 2020.

In May 2021, Barrick informed Loncor that it would not be continuing exploration on the Loncor/Barrick joint venture ground.  Following the termination of the Loncor/Barrick joint ventures, Loncor assessed the results of the joint venture programmes.  In particular, the Mongaliema and Mokepa prospects, which are close to Makapela, are planned to be further investigated by Loncor.  At Mongaliema, the target area is a west-northwest trending shear zone hosted within altered metasediments with cherty units near the contact of a dolerite intrusive.  Pitting has demonstrated that much of the area is covered by thick transported cover which hinders near-surface exploration.  Pitting was undertaken to the southwest of the trench, which graded 32 metres at 1.37 g/t Au. Results from pits in excess of 5 metres deep confirmed the southwestern extension beneath thick transported alluvial material, with an average high grade of 18.13 g/t Au from 11 samples.  Further work is warranted from the results received to date at Mongaliema.  Mongaliema will be evaluated to determine whether it has the resource potential to be combined with the nearby Makapela deposit.

4.4 North Kivu Project

Loncor owns or controls a contiguous block of 46 exploration permits (or "PRs") covering an area of approximately 13,000 square kilometers to the northwest of Lake Edward in the North Kivu province in the DRC.  The areas covered by these PRs are located between the two major gold belt terrains of the DRC: the Twangiza-Namoya gold belt, owned by Banro Corporation Ltd., and the Kilo-Moto gold belt, previously controlled by Moto Gold and now owned by Barrick and Anglogold Ashanti.  In addition to gold, there are a number of alluvial platinum occurrences in the project area, including the type locality for the platinum selenide mineral luberoite near Lubero.  To date, no primary source has been found for the alluvial platinum occurrences.  Due to to the poor security situation in much of the North Kivu province, all of the North Kivu PRs are currently under force majeure.

Historical data was compiled from the colonial period of alluvial gold mining and exploration which outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was reportedly mined during the colonial period up to 1960.  Other gold prospects warranting follow up included Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu.

The Company's most explored gold prospect area within the North Kivu project area has been Manguredjipa.  Information relating to the Manguredjipa prospect is included in the independent technical report dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo".  A copy of this technical report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

No exploration has been undertaken at the North Kivu project by the Company since 2012 due to the force majeure situation in respect of the PRs and in order to focus exploration and funds on the priority Ngayu properties.

4.5 Qualified Persons

Peter N. Cowley, President of the Company and a "qualified person" (as such term is defined in National Instrument 43-101) has reviewed and approved the technical information in this AIF relating to the Company's mineral projects.

Daniel Bansah (Chairman and Managing Director of Minecon Resources and Services Limited), Christian Bawah (Director, Geology and Mineral Exploration of Minecon Resources and Services Limited), and Philemon Bundo (Senior Vice President of New SENET (Pty) Ltd), were the "qualified persons" (as such term is defined in National Instrument 43-101) for the purpose of the Adumbi PEA Technical Report.

ITEM 5:  RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Loncor and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Loncor's business and its involvement in the gold exploration industry.

An investment in the Company's common shares is considered speculative and involves a high degree of risk due to, among other things, the nature of Loncor's business (which is the exploration of mineral properties), the present stage of its development and the location of Loncor's projects in the Democratic Republic of the Congo (the "DRC").  In addition to the other information presented in this AIF, a prospective investor should carefully consider the risk factors set out below and the other information that Loncor files with the SEC and with Canadian securities regulators before investing in the Company's common shares.  The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans.  Such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.  As well, additional risks that the Company is unaware of or that are currently believed to be immaterial may become important factors that affect the Company's business.

The Company's business could be adversely impacted by the outbreak of contagious diseases, including the effect of the spread of coronavirus.

The Company is susceptible to risks related to the outbreak of contagious diseases, including the ongoing widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19").  The Company's business could be adversely impacted by the effects of COVID-19 (as well as any other outbreak of contagious diseases).  During 2019, COVID-19 emerged in China and has since spread worldwide.  The extent to which COVID-19 impacts the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak (including the travel and quarantine restrictions currently being imposed by governments of affected countries).  In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, workforce productivity, limitations on travel, the availability of industry experts and personnel, restrictions to the exploration and development of its mineral properties, including restrictions on drill programs and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company's control, all of which may have a material and adverse effect on the its business, financial condition and results of operations.  There can be no assurance that the personnel of the Company and its partners and service providers will not be impacted by COVID-19 and ultimately see workforce productivity reduced or incur increased costs, including but limited to medical and insurance premiums.  In addition, COVID-19 has resulted in a widespread global health crisis that has significantly adversely affected global economies and capital markets, resulting in an economic downturn that could become much worse and have an adverse effect on the Company's future prospects, including its ability to secure financing from capital markets and further explore and develop its mineral properties.

The Company has not generated revenues from operations and is wholly reliant upon external financing, does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

The Company has not generated revenues from operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.  The Company has only incurred operating losses, and the development of its projects is at an early stage.  The Company produced a loss of US$2,928,742 for the year ended December 31, 2022, and, as of that date, the Company's deficit was US$69,861,983 and the Company had a working capital deficit of US$540,180 which casts substantial doubt on the Company's ability to continue as a going concern.  The Company is subject to the risks and challenges experienced by other companies at a comparable stage.  These risks include, but are not limited to, continuing losses and the ability to secure adequate financing or to complete corporate transactions to meet the minimum capital required to successfully complete its projects and fund other operating expenses.

The Company's ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay liabilities arising from normal business operations when they come due.  As well, further exploration and development of the Company's current projects will require significant additional financing.  Given the current economic climate and state of capital markets, including the effects of the public health crisis resulting from COVID-19, the ability to raise funds may prove difficult.  The Company has no revenues and is wholly reliant upon external financing to fund its activities.  There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms.  If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted.  Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations, liquidity, and its ability to continue as a going concern, and may require the Company to cancel or postpone planned exploration or development activities on its mineral properties.

The auditor's report issued in respect of the Company's 2022 annual consolidated financial statements contains the following paragraph:

"We draw attention to Note 2 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter."

The assets and operations of Loncor are subject to political, economic and other uncertainties as a result of being located in the DRC.

Loncor's projects are located in the DRC.  The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.  Changes, if any, in mining or investment policies or shifts in political climate in the DRC may adversely affect Loncor's operations or profitability.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements.  In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.  The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.  It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.  Should the Company's rights or its titles not be honoured or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of the DRC, the Company's business, financial condition and prospects will be materially adversely affected.

Some or all of the Company's properties are located in regions where political instability and violence is ongoing.  Some or all of the Company's properties are inhabited by artisanal miners.  These conditions may interfere with work on the Company's properties and present a potential security threat to the Company's employees.  There is a risk that activities at the Company's properties may be delayed or interfered with, due to the conditions of political instability, violence, hostage taking or the inhabitation of the properties by artisanal miners.  The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

The DRC is a developing nation emerging from a period of civil war and conflict.  Physical and institutional infrastructure throughout the DRC is in a debilitated condition.  The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles.  There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for Loncor and its operations.  The DRC continues to experience instability in parts of the country due to certain militia and criminal elements.  While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

No assurance can be given that the Company will be able to maintain effective security in connection with its assets or personnel in the DRC where civil war and conflict have disrupted exploration and mining activities in the past and may affect the Company's operations or plans in the future.

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in the DRC.  HIV/AIDS is a major healthcare challenge faced by operations in the country.  There can be no assurance that the Company will not lose members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

The DRC has historically experienced relatively high rates of inflation.

The Company's properties are in the exploration stage, and there can be no assurance that the Company's exploration activities will result in discoveries that are commercially viable.

The Company's properties are in the exploration stage.  The future development of properties found to be economically feasible will require board approval, the construction and operation of mines, processing plants and related infrastructure.  As a result, Loncor is subject to all of the risks associated with establishing new mining operations and business enterprises including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities.  The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's properties.  It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up.  In addition, delays in the commencement of mineral production often occur.  Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce gold at any of its properties.

The Company may be adversely affected by fluctuations in gold prices.

The future price of gold will significantly affect the development of Loncor's projects.  Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond Loncor's control.  Such factors include, but are not limited to, interest rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world.  The price of gold has fluctuated widely in recent years, and future price declines could cause development of and commercial production from Loncor's mineral interests to be impracticable.  The current global health crisis caused by COVID-19 has significantly adversely affected global economies and capital markets, resulting in significant fluctuations in the gold price.  If the price of gold decreases, projected cash flow from planned mining operations may not be sufficient to justify ongoing operations and Loncor could be forced to discontinue development and sell its projects.  Future production from Loncor's projects is dependent on gold prices that are adequate to make these projects economic.

The Company's activities are subject to various laws and government approvals and no assurance can be given that the Company will be successful in obtaining or maintaining such approvals or that it will successfully comply with all applicable laws.

Loncor's mineral exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  Although Loncor's exploration activities are carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

Many of Loncor's mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the DRC government.  No assurance can be given that Loncor will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation.  To the extent such approvals are not maintained, Loncor may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Loncor and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of mineral interests.

Exploration, development and mining involve a high degree of risk.

All of the Company's properties are in the exploration stage only.  The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.  Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  Whether a mineral deposit, once discovered, will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Loncor not receiving an adequate return on invested capital.

There is no certainty that expenditures made towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable.  In addition, assuming discovery of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced.

Mining operations generally involve a high degree of risk.  Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, unanticipated increases in gold lock-up and inventory levels at heap-leach operations and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability.  Milling operations are subject to hazards such as equipment failure or failure of mining pit slopes and retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums.  Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry.  The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by insurance policies.

There can be no assurance that an active market for the Company's securities will be sustained.

The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company.  These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in the DRC and the Company's financial condition or results of operations as reflected in its consolidated financial statements.  These factors also currently include the impact of COVID-19, which has resulted in a widespread global health crisis that has significantly adversely affected global economies and capital markets, resulting in extreme volatility in capital markets.  Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed in this AIF under the heading "Cautionary Statement Regarding Forward-Looking Statements"; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity.  If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline.  If such a market does not develop, investors may lose their entire investment in the Company's securities.

The Company expects that it will be considered a passive foreign investment company or "PFIC".

Holders of common shares of the Company that are U.S. taxpayers should be aware that, due to the nature of the Company's assets and the income that it expects to generate, the Company expects to be a "passive foreign investment company" ("PFIC") for the current year, and may be a PFIC in subsequent taxable years.  Whether the Company will be a PFIC for the current tax year or future tax years will depend on the Company's assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this AIF.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status for any tax year.  U.S. federal income tax laws contain rules which result in materially adverse tax consequences to U.S. taxpayers that own shares of a corporation which has been classified as a PFIC during any taxable year of such holder's holding period.  A U.S. taxpayer who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations.  Holders of the Company's common shares are urged to consult their own tax advisors regarding the acquisition, ownership, and disposition of the Company's common shares.

The Company has a history of losses and may never achieve revenues or profitability.

The Company has incurred losses from operations since its inception and the Company expects to incur losses from operations for the foreseeable future.  The Company had an accumulated deficit of US$69,861,983 as of December 31, 2022.  The losses do not include capitalized mineral property exploration costs.  The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations.  The development of the Company's properties will require the commitment of substantial financial resources.  The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control.  There can be no assurance that the Company will ever achieve profitability.

In order to develop any of its projects the Company will need to establish the facilities and material necessary to support operations in the remote locations in which they are situated, which lack basic infrastructure.

The Company's projects are located in remote areas of the DRC, which lack basic infrastructure, including sources of power, water, housing, food and transport.  In order to develop any of its projects Loncor will need to establish the facilities and material necessary to support operations in the remote locations in which they are situated.  The remoteness of each project will affect the potential viability of mining operations, as Loncor will also need to establish substantially greater sources of power, water, physical plant and transport infrastructure than are currently present in the area.  The transportation of equipment and supplies into the DRC and the transportation of resources out of the DRC may also be subject to delays that adversely affect the ability of the Company to proceed with its mineral projects in the country in a timely manner.  Shortages of the supply of diesel, mechanical parts and other items required for the Company's operations could have an adverse effect on the Company's business, operating results and financial condition.  The lack of availability of such sources may adversely affect mining feasibility and will, in any event, require Loncor to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured.  The Company's interests in the DRC are accessed over lands that may also be subject to the interests of third parties which may result in further delays and disputes in the carrying out of the Company's operational activities.

There is uncertainty in the estimation of mineral resources.

The mineral resource figures referred to in this AIF and in the Company's filings with the SEC and applicable Canadian securities regulatory authorities, press releases and other public statements that may be made from time to time are estimates.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  There can be no assurance that these estimates will be accurate or that this mineralization could be mined or processed profitably.

The Company has not commenced commercial production on any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties.  Mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience.  In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results.  There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The resource estimates referred to in this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in the market price for gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

The Company has not established the presence of any proven or probable reserves at any of its properties.  There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on such properties.  The failure to establish proven and probable reserves on such properties could severely restrict the Company's ability to successfully implement its strategies for long-term growth.

There is uncertainty relating to inferred mineral resources.

There is a risk that the inferred mineral resources referred to in this AIF cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability.  Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

The Company is exposed to a heightened degree of risk due to the lack of property diversification.

The Company's focus is the Ngayu Greenstone Belt in the DRC, in particular the Company's Adumbi deposit at its Imbo Project.  Any adverse development affecting the progress of its Ngayu properties, in particular the Company's Adumbi deposit, may have a material adverse effect on the Company's financial performance and results of operations.

Negative market perception of junior mineral exploration companies could adversely affect the Company.

Market perception of junior mineral exploration companies such as the Company may shift such that these companies are viewed less favourably.  This factor could impact the value of investors' holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company's business, financial condition and prospects.

The SEC has adopted rules that may affect mining operations in the DRC.

The Company's business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company's compliance costs and the risk of noncompliance, which could have an adverse effect on the Company's stock price.

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the Toronto Stock Exchange, and the International Accounting Standards Board.  These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain.  For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, pursuant to which the SEC adopted rules which require a company filing reports with the SEC to disclose on an annual basis whether certain "conflict minerals" necessary to the functionality or production of a product manufactured by such company originated in the DRC or any adjoining country.  The Company currently holds properties located in the DRC.  It is possible that the SEC rules regarding conflict minerals could adversely affect the value of the minerals mined in the DRC, which may impact the value of the Company's interests in those properties.  The Company's efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from potential revenue-generating activities to compliance activities.

The Company is not insured to cover potential risks.

The Company currently does not have insurance to cover potential risks associated with its operations, including industrial accidents, damages to equipment and facilities, labour disputes, pollution, unusual or unexpected geological conditions, rock bursts, ground or slope failures, cave-ins, fires, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, earthquakes and other environmental occurrences.  Losses from these events may cause Loncor to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Company's operations may be adversely affected by environmental hazards on the properties and related environmental regulations.

All phases of Loncor's operations are subject to environmental regulation.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Loncor's operations.  Environmental hazards may exist on the properties on which Loncor holds interests which are unknown to Loncor at present and which have been caused by previous owners or operators of the properties.  Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

The Company's business depends on its ability to identify and acquire commercially mineable mineral rights, and there can be no assurances that it will be successful in such efforts.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.  Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Loncor's future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs.  Mineral exploration is highly speculative in nature and is frequently non-productive.  Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible.  During this time, the economic feasibility of production may change.  As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

Litigation may adversely affect the Company's financial position, results of operations or the Company's project development operations.

The Company may from time to time be involved in various legal proceedings.  While the Company believes it is unlikely that the final outcome of any such proceedings will have a material adverse effect on the Company's financial position or results of operation, defence and settlement costs can be substantial, even with respect to claims that have no merit.  Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal matter will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition.

Future hedging activities may result in selling products at a price lower than could have otherwise been received.

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future.  Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing.  Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined.  Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered.  There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions.  The Company may enter into option contracts for gold to mitigate the effects of such hedging.

Increased sales of the Company's common shares by shareholders could lower the trading price of the shares.

Sales of a large number of the Company's common shares in the public markets, or the potential for such sales, could decrease the trading price of such shares and could impair Loncor's ability to raise capital through future sales of common shares.

Fluctuations in currency could have a material impact on the Company's financial statements.

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to other currencies (including the Canadian dollar) could have a material impact on the Company's consolidated financial statements by creating gains or losses.  No currency hedge policies are in place or are presently contemplated.

The loss of key management personnel or the inability to recruit additional qualified personnel may adversely affect the Company's business.

The success of the Company depends on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company.  The Company is dependent on a small number of key personnel, the loss of any one of whom could have an adverse effect on the Company.  The Company currently does not have key person insurance on these individuals.  The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel.

The Company may not be able to compete with current and potential exploration companies, some of whom have greater resources and technical facilities.

The natural resource industry is intensely competitive in all of its phases.  Significant competition exists for the acquisition of properties producing, or capable of producing, gold or other metals.  The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals.  As well, there is competition for exploration resources at all levels, particularly affecting the availability of manpower, drill rigs and helicopters.  Increased competition could also adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Certain directors and officers may be in a position of conflict of interest with respect to the Company due to their relationship with other resource companies.

Directors and officers of the Company also serve as directors and/or officers of other companies involved in the exploration and development of natural resource properties.  As a result, conflicts may arise between the obligations of these individuals to the Company and to such other companies.

The Company has never paid and has no plans to pay dividends.

The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.  As a result, an investor's return on investment in the Company's common shares will be solely determined by his or her ability to sell such shares in the secondary market.

Trading of the Company's common shares in the United States may be effected by its voluntary delisting from the NYSE American.

The Company's common shares are traded exclusively in the United States on the OTCQX tier of the OTC Markets.  The Company's common shares previously traded on the NYSE American, and the OTCQX does not require the same level of disclosure and compliance requirements compared to the NYSE American.  The Company is still, however, required to meet its SEC filing requirements and to meet its Toronto Stock Exchange and Canadian filing, compliance and disclosure requirements.  As the Company's common shares are no longer listed on the NYSE American, shareholders will not be able to trade its common shares on the NYSE American and certain federal and state securities law exemptions for its common shares would no longer be available.  Consequently, the trading market for the Company's securities in the United States will be limited.

Enforcement of Canadian judgments against persons or companies outside of Canada may be difficult.

It may be difficult for the Company or for investors to enforce judgments obtained in Canada against any person or company which is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or which resides outside of Canada, even if the person or company has appointed an agent for service of process in Canada.  In particular, with the Company's only mineral properties being located in the DRC, it may be difficult for the Company or for investors in Canada to enforce a judgment obtained in a Canadian court predicated upon agreements regarding, or on the civil liability provisions of applicable Canadian securities laws (or other laws of Canada) against or in respect of, the Company's properties in the DRC.  There is no certainty that a judgment obtained from a Canadian court will be enforced in the DRC by a DRC court.

The value of the Company's common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares.

The Company is authorized under its articles to issue an unlimited number of common shares.  The Company may issue more common shares in the future.  Sales of substantial amounts of common shares (including shares issuable upon the exercise of stock options or warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common shares and the ability of the Company to raise equity capital in the future.

Forward-looking statements may prove to be inaccurate.

Investors should not place undue reliance on forward-looking statements.  By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.  Additional information on such risks, assumptions and uncertainties can be found in this AIF under the heading "Cautionary Statement Regarding Forward Looking Statements".

ITEM 6:  DIVIDENDS

Subject to the requirements of the Ontario Business Corporations Act (the "OBCA"), there are no restrictions in the Company's articles or by-law that would restrict or prevent the Company from paying dividends or distributions.  However, the Company has not paid any dividend or made any other distribution in respect of its outstanding common shares and management does not anticipate that the Company will pay dividends or make any other distribution in respect on its common shares in the foreseeable future.  The Company's board of directors, from time to time, and on the basis of any earnings and the Company's financial requirements or any other relevant factor, will determine the future dividend or distribution policy of the Company with respect to its shares.

ITEM 7:  DESCRIPTION OF CAPITAL STRUCTURE

7.1 Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 147,744,174 common shares and no preference shares were issued and outstanding as of the date of this AIF.

The following is a summary of the material provisions attaching to the common shares and preference shares.

Common Shares

The holders of the common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series.  Subject to the prior rights of the holders of the preference shares or any other shares ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividends as and when declared by the board of directors of the Company, out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company.

Preference Shares

The board of directors of the Company may issue the preferences shares at any time and from time to time in one or more series, each series of which shall have the designations, rights, privileges, restrictions and conditions fixed by the directors.  The preference shares of each series shall rank on a parity with the preference shares of every other series, and shall be entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

7.2 Warrants

The Company currently has outstanding a total of 6,248,540 common share purchase warrants the "Warrants"), details of which are as follows:

(a)  2,873,540 of the Warrants were issued in February 2022, with each such Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the date of issuance of such Warrant.

(b)  3,375,000 of the Warrants were issued in June 2022, with each such Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the date of issuance of such Warrant.

A holder of Warrants does not, by virtue of holding Warrants, have any rights as a shareholder of the Company.

7.3 Stock Options

The Company currently has outstanding a total of 10,831,000 stock options (the "Stock Options") entitling the holders thereof to purchase a total of 10,831,000 common shares of the Company at exercise prices between Cdn$0.14 and Cdn$0.70 per share and with expiry dates between September 15, 2022 and June 14, 2027.  The Stock Options were granted pursuant to the terms of the Company's Stock Option Plan.  A holder of Stock Options does not, by virtue of holding Stock Options, have any rights as a shareholder of the Company.

ITEM 8:  MARKET FOR SECURITIES

The Company's common shares (a) are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LN", and (b) are quoted on the OTCQX tier of the OTC Markets (the "OTC") under the symbol "LONCF".

The Company's common shares commenced trading on the TSX on April 26, 2013.  Prior to April 26, 2013, such shares traded on the TSX Venture Exchange.  The following table sets forth the high and low sale prices and volume of trading of the Company's common shares for the months indicated, as reported by the TSX.

Month	High	Low	Volume
	(Cdn$)	(Cdn$)	(#)
2022
December	0.39	0.30	313,177
November	0.39	0.275	698,856
October	0.33	0.265	257,291
September	0.34	0.28	275,210
August	0.345	0.30	213,691
July	0.42	0.295	447,387
June	0.495	0.415	191,733
May	0.52	0.395	1,430,818
April	0.60	0.445	1,121,853
March	0.66	0.56	844,059
February	0.62	0.49	1,396,967
January	0.65	0.55	521,909

The closing price of the common shares of the Company on March 30, 2023 was Cdn$0.40 per share, as reported by the TSX.

ITEM 9:  ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Company, no securities of the Company are held in escrow or are subject to a contractual restriction on transfer.

ITEM 10:  DIRECTORS AND OFFICERS

10.1 Name, Occupation and Security Holding

The following table sets forth, as of the date hereof, the name and municipality of residence of each director and officer of the Company, as well as such individual's current position(s) with the Company, principal occupation(s) during the past five years and period of service as a director (if applicable).  Each director will hold office until the close of the next annual meeting of shareholders of the Company unless his office is earlier vacated in accordance with the by-laws of the Company.

Name, Residence and Position(s) with Loncor	Principal Occupation(s) During the Past Five Years	Director Since
Zhengquan (Philip) Chen (1) (2) Toronto, Ontario, Canada Director	Managing Partner of Dynaco Capital Inc. (a Toronto-based financial advisory firm).	June 28, 2019
Peter N. Cowley Cobham, Surrey United Kingdom President and a director

	President of the Company since October 2019 and, prior thereto, independent geological consultant; non-executive director of Deltic Energy plc (an oil and gas exploration company); non-executive director of Banro Corporation (a gold mining company) until August 2017.	June 26, 2020
Arnold T. Kondrat Toronto, Ontario, Canada Executive Chairman of the Board of Directors and a director

	Executive Chairman of the Board of Directors of the Company since September 2021 and, prior thereto, Chief Executive Officer of the Company; Chief Executive Officer and President of Gentor Resources Inc. (a mineral exploration company); President of Sterling Portfolio Securities Inc. (a private venture capital firm); consultant to Kuuhubb Inc. (a company active in the digital space focused on lifestyle and mobile game applications) until 2019; Executive Vice President of Banro Corporation (a gold mining company) until July 2017.	August 24, 1993
Richard J. Lachcik (1) (2) Wasaga Beach, Ontario Canada Director	Prior to his retirement in 2017, Mr. Lachcik practiced corporate and securities law in Toronto, Canada for over 30 years.	June 29, 1998
William R. Wilson (1) (2) Arvada, Colorado U.S.A. Director	Self-employed mineral industry consultant (provides consulting services in the areas of corporate management, engineering and marketing).	July 15, 1997
John Barker Great Witley, Worcestershire United Kingdom Chief Executive Officer

	Chief Executive Officer of the Company since September 2021; Vice President of Business Development of the Company from March 2020 until September 2021; Partner in Catalyst Consulting Services (a South African-based mining consultancy specialised in accessing finance for, and/or realising the value in, private mineral projects) until December 2019.	Not applicable
Donat K. Madilo Mississauga, Ontario, Canada Chief Financial Officer

	Chief Financial Officer of the Company; Chief Financial Officer of Gentor Resources Inc. (a mineral exploration company); Senior Vice President, Commercial and DRC Affairs of Banro Corporation (a gold mining company) until 2018.	Not applicable

Name, Residence and Position(s) with Loncor	Principal Occupation(s) During the Past Five Years	Director Since
Geoffrey G. Farr Toronto, Ontario, Canada Corporate Secretary

	Partner of Dickinson Wright LLP (a law firm)(3) from July 2019 to present; General Counsel and Corporate Secretary of each of the Company and Gentor Resources Inc. (a mineral exploration company) until July 2019 (he remains Corporate Secretary of each of the Company and Gentor Resources Inc.); General Counsel and Corporate Secretary of Kuuhubb Inc. (a company active in the digital space focused on lifestyle and mobile game applications) until January 2019; Vice President, General Counsel and Corporate Secretary of Banro Corporation (a gold mining company) until October 2018.	Not applicable

_____________________________________

(1) Member of the audit committee of the board of directors of the Company (the "Audit Committee").

(2) Member of the compensation committee of the board of directors of the Company.

(3) Dickinson Wright LLP acts as counsel to the Company.

As of the date of this AIF, the directors and officers of the Company as a group beneficially own, or control or direct, directly or indirectly, 31,543,209 common shares of the Company, representing 21.35% of the issued and outstanding common shares of the Company.

10.2 Corporate Cease Trade Orders or Bankruptcies

Except as set out below, no director or executive officer of Loncor, or a shareholder holding a sufficient number of securities of Loncor to affect materially the control of Loncor, is, or within the 10 years before the date of this AIF has been, a director or executive officer of any company that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On December 22, 2017, Banro Corporation ("Banro") and its Barbados-based subsidiaries (together with Banro, the "Banro Companies") commenced restructuring proceedings under the Companies' Creditors Arrangement Act pursuant to an order granted by the Ontario Superior Court of Justice (Commercial List) (the "Court").  On March 27, 2018, the Banro Companies' restructuring plan was sanctioned by the Court, and on May 3, 2018 the said restructuring plan became effective.  Mr. Peter N. Cowley, the President and a director of the Company, was a director of Banro until August 2017.  Mr. Donat K. Madilo, the Chief Financial Officer of the Company, was Senior Vice President, Commercial and DRC Affairs of Banro at the time of the said restructuring proceedings.

10.3 Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer, shareholder or personal holding company.

10.4 Penalties or Sanctions

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

10.5 Conflicts of Interest

The directors and officers of the Company may, from time to time, serve as directors or officers of other issuers or organizations or may be involved with the business and operations of other issuers or organizations, in which case a conflict of interest may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other issuers or organizations.  In particular, certain of the directors and officers of the Company are involved in executive or director positions with other mineral exploration companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' or officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the OBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Save and except as aforesaid or otherwise disclosed in this AIF, to the best of the Company's knowledge there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or of a subsidiary of the Company.

ITEM 11:  AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The text of the Audit Committee's charter is attached to this AIF as Schedule "A".

Composition of the Audit Committee

The members of the Audit Committee are as follows: Zhengquan (Philip) Chen, Richard J. Lachcik and William R. Wilson.  Each such member is "independent" and "financially literate" within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110").

Relevant Education and Experience of Audit Committee Members

The following is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Zhengquan (Philip) Chen

Mr. Chen is managing partner of Dynaco Capital Inc., a Toronto-based financial advisory firm associated with numerous North American and Asian venture capital and private equity funds.  He has served in this role since September 2007.  Mr. Chen is currently the Chairman of a publicly traded company listed on the Canadian Securities Exchange.  Philip gained his B.Sc. and LL.M degrees in China and an EMBA degree from the University of Hawaii.

Richard J. Lachcik

Prior to his retirement in 2017, Mr. Lachcik practiced corporate and securities law in Toronto, Canada for over 30 years.  His practice included extensive experience in representing public companies, as well as acting for a number of investment dealers.  He has been an officer and director of a number of public resource companies, and has been a member of the audit committee of several of these companies.

William R. Wilson

Mr. Wilson holds a Masters of Business Administration from the University of Southern California.  He has been a director and senior officer of a number of public mineral resource companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.  His experience also includes responsibility for professional contracts and compensation in several publicly traded mining and technology companies.

Reliance on Certain Exemptions

At no time since the commencement of the year ended December 31, 2022 has the Company relied on an exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), section 3.2 of NI 52-110 (Initial Public Offerings), section 3.3(2) of NI 52-110 (Controlled Companies), section 3.4 of NI 52-110 (Events Outside Control of Member), section 3.5 of NI 52-110 (Death, Disability or Resignation of Member) or section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions) or on section 3.8 of NI 52-110 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Company's financial year ended December 31, 2022 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services.

External Auditors Service Fees

The following table summarizes the total fees billed by the external auditors of the Company (Kreston GTA LLP) for each of the financial years ended December 31, 2022 and December 31, 2021.  All dollar amounts are exclusive of applicable taxes.

	2022	2021
Audit Fees	Cdn$45,000	Cdn$45,000
Audit-Related Fees	Nil	Nil
Tax Fees	Cdn$5,000	Cdn$5,000
All Other Fees	Nil	Nil

ITEM 12: PROMOTERS

No person or company has been, within the two most recently completed financial years or during the current financial year, a "promoter" (as such term is defined under applicable Canadian securities laws) of the Company or of a subsidiary of the Company.

ITEM 13: LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is not aware of any current or pending material legal proceeding to which it is or is likely to be a party or of which any of its properties are or are likely to be the subject.

Regulatory Actions

During the financial year ended December 31, 2022, (a) no penalties or sanctions were imposed against the Company by a court or regulatory body, and (b) no settlement agreements were entered into by the Company before a court relating to securities legislation or with a securities regulatory authority.

ITEM 14: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this AIF, in the notes to the Company's Annual Financial Statements and in its Annual MD&A, no director or officer of the Company or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding common shares of the Company (a "10% Shareholder"), or any of their respective associates or affiliates, had or has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

In February 2020, the Company closed a private placement of 6,000,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of Cdn$2,400,000.  Arnold T. Kondrat ("Kondrat"), who is Executive Chairman of the Board of Directors of the Company (but who was Chief Executive Officer of the Company at the time of this transaction) and a director of the Company, as well as a 10% Shareholder, purchased 1,440,000 of such shares, Resolute Canada 2 Pty Ltd ("Resolute"), which is a 10% Shareholder, purchased 300,000 of such shares, and Donat K. Madilo ("Madilo"), who is Chief Financial Officer of the Company, purchased 50,000 of such shares.

In July 2020, the Company closed a first tranche of a private placement financing for 8,000,000 common shares of the Company at a price of Cdn$0.50 per share for gross proceeds of Cdn$4,000,000.  Kondrat purchased 270,000 of such shares, Resolute purchased 3,000,000 of such shares, Madilo purchased 70,000 of such shares, and Peter N. Cowley, who is President and a director of the Company, purchased 50,000 of such shares.

In February 2021, the Company closed a first tranche of a private placement financing for 8,000,000 units of the Company (the "Units") at a price of Cdn$0.50 per Unit for gross proceeds of Cdn$4,000,000.  Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the Units.  Kondrat purchased 200,000 of the Units and Resolute purchased 1,200,000 of the Units.

ITEM 15: TRANSFER AGENTS AND REGISTRAR

The main transfer agent and registrar for the Company's common shares is TSX Trust Company at its offices in Toronto, Ontario, Canada.  Computershare Trust Company, N.A. is co-transfer agent for the Company's common shares in the U.S.

ITEM 16: MATERIAL CONTRACTS

There are no contracts that are material to Loncor entered into by Loncor within the most recently completed fiscal year, or before the most recently completed fiscal year which are still in effect, other than material contracts entered into in the ordinary course of business that are not required to be filed under National Instrument 51-102 Continuous Disclosure Obligations.

ITEM 17: INTERESTS OF EXPERTS

17.1 Names of Experts

(a) Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, who provide the report of independent registered public accounting firm accompanying the Company's annual consolidated financial statements in respect of fiscal 2022 and fiscal 2021.  Kreston GTA LLP is independent in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

(b) Daniel Bansah (Chairman and Managing Director of Minecon Resources and Services Limited), Christian Bawah (Director, Geology and Mineral Exploration of Minecon Resources and Services Limited), and Philemon Bundo (Senior Vice President of New SENET (Pty) Ltd), who were the "qualified persons" (as such term is defined in NI 43-101) for the purpose of the Adumbi PEA Technical Report.

17.2 Interests of Experts

To the knowledge of the Company, none of the individuals referred to in paragraph (b) of item 17.1 above beneficially owns, directly or indirectly, or exercises control or direction over, 1% or more of the outstanding common shares of the Company.

ITEM 18: ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors.  Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2022.

The Company has included certain website addresses in this AIF (such as www.sedar.com and www.sec.gov) only as inactive textual references and does not intend it to be an active link to these websites.  The contents of these websites, and information accessible through them, do not form part of this AIF.

Schedule "A"

LONCOR GOLD INC.

Terms of Reference

Audit Committee of the Board of Directors of

Loncor Gold Inc.

MANDATE

A. Role and Objectives

The audit committee (the "Committee") is a committee of the board of directors (the "Board") of Loncor Gold Inc. (the "Corporation") established for the purpose of overseeing the accounting and financial reporting process of the Corporation and external audits of the consolidated financial statements of the Corporation.  In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to the Corporation's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit.  The Committee also recommends for Board approval the Corporation's audited annual consolidated financial statements and other mandatory financial disclosure.

The Corporation's external auditor is accountable to the Board and the Committee as representatives of shareholders of the Corporation.  The Committee shall be directly responsible for overseeing the relationship of the external auditor.  The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities.  The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1. to be satisfied with the credibility and integrity of financial reports;

2. to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of the Corporation;

3. to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4. to be satisfied with the external auditor's independence and objectivity; and

5. to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and the Corporation's external auditor.

B. Composition

1. The composition of the Committee shall be in accordance with the requirements of applicable securities laws, applicable corporate laws, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.  Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2. Members of the Committee shall be appointed by the Board.  Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation.

3. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

4. The Committee shall have access to such officers and employees of the Corporation and to such information respecting the Corporation as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C. Meetings

1. At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2. A quorum for meetings of the Committee shall be a majority of its members.

3. Meetings of the Committee shall be scheduled at such times during each year as it deems appropriate.  Minutes of all meetings of the Committee shall be taken.  The Chief Financial Officer (or, in the event the Corporation does not have a Chief Financial Officer, the person who performs similar functions to a Chief Financial Officer) shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair.

4. The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5. The Committee shall meet periodically with the Corporation's external auditor (in connection with the preparation of the annual financial statements and otherwise as the Committee may determine).

RESPONSIBILITIES

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Corporation and external audits of the Corporation's consolidated financial statements. In that regard, the Committee shall:

1. satisfy itself on behalf of the Board with respect to the Corporation's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of the Corporation (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2. review with management and the external auditor the annual consolidated financial statements of the Corporation, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosure") prior to their submission to the Board for approval.  This process should include, but not be limited to:

(a) reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year's financial statements;

(b) reviewing significant accruals, reserves or other estimates;

(c) reviewing accounting treatment of unusual or non-recurring transactions;

(d) reviewing adequacy of reclamation fund;

(e) reviewing disclosure requirements for commitments and contingencies;

(f) reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g) reviewing unresolved differences between the Corporation and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosure;

3. review with management all interim consolidated financial statements of the Corporation and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosure") and, if thought fit, approve all Quarterly Financial Disclosure;

4. be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than Annual Financial Disclosure or Quarterly Financial Disclosure, and shall periodically assess the adequacy of those procedures;

5. review with management and recommend to the Board for approval, any financial statements of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus of the Corporation;

6. with respect to the external auditor:

(a) receive all reports of the external auditor directly from the external auditor;

(b) discuss with the external auditor:

(i) critical accounting policies;

(ii) alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii) other material, written communication between management and the external auditor;

(c) consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d) review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees, and make a recommendation to the Board as to the compensation of the external auditor;

(e) when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f) oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g) review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with the Corporation and its affiliates in order to determine the external auditor's independence, including, without limitation:

(i) requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to the Corporation;

(ii) discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii) recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor's independence;

(h) as may be required by applicable securities laws, either:

(i) pre-approve all non-audit services to be provided by the external auditor to the Corporation (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii) adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services; and

(i) review and approve the hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

7. (a) establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(b) review with the external auditor its assessment of the internal controls of the Corporation, its written reports containing recommendations for improvement, and the Corporation's response and follow-up to any identified weaknesses;

8. with respect to risk management, be satisfied that the Corporation has implemented appropriate systems of internal control over financial reporting (and review senior management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

9. review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

10. engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.